Exhibit 2.1

PLAZACORP RETAIL PROPERTIES LTD.

ANNUAL INFORMATION FORM

In respect of the fiscal year ended

December 31, 2012

February 28, 2013

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	3

GLOSSARY OF TERMS	4

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS OF PLAZACORP	6
General	6
Three Year History	7
Acquisitions	7
Dispositions	8
Equity Financing	8

BUSINESS OF PLAZACORP	9
Overview	9
Summary of Properties	9
Strategy	10
Skills and Knowledge	11
Business Environment	11
Top Ten Tenants	12
Leasing and Occupancy	12
Property and Asset Management	13
Employees	14
List of Properties	14
Outlook	18

RISK FACTORS	19
Business Risk	19
Competition	19
Interest Rate, Financing and Refinancing Risk	19
Restrictive Covenants	20
Reliance on External Sources of Capital	20
Credit Risk	20
Lease Roll-Over and Occupancy Risk	20
Development and Acquisition Risk	21
Joint Venture Investments	21
Environmental Risk	22
Litigation Risk	22
Potential Undisclosed Liabilities Associated with Acquisitions	23
Availability of Cash Flow, Capital Expenditures and Dividends	23
Current Economic Conditions	23
Reliance on Anchor Tenants	23
Economic Stability of Local Markets	24
Specific Lease Considerations	24
Ownership of Ground Lease Properties	24
Potential Conflicts of Interest	25
Liquidity Risk	25
Uninsured Losses	25
Key Personnel	25
Operational Risk	25
Taxation of the Company	25
Changes in Legislation and Administrative Policy	25

Dilution	26
Market for Common Shares and Common Share Prices	26
Disclosure Controls and Procedures and Internal Control over Financial Reporting	26

DIVIDENDS	26

CAPITAL STRUCTURE	27
Common Shares	27
Preferred Shares	28
Stock Option Plan	28
Restricted Share Unit Plan	28
Borrowing	28
Credit Facilities and Mortgages	29
Mortgage Bonds, Debentures and Convertible Debentures	30
2013 Debt and Equity Financing Activity	31

MARKET FOR SECURITIES	32

DIRECTORS AND EXECUTIVE OFFICERS	32
Directors and Executive Officers	32
Committees	34
Cease Trade Orders and Bankruptcies	35

CONFLICTS OF INTEREST	35

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36

TRANSFER AGENT AND REGISTRAR	37

MATERIAL CONTRACTS	37

EXPERTS	37

ADDITIONAL INFORMATION	37

SCHEDULE A – 52-110 F1 AUDIT COMMITTEE INFORMATION	38

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain information contained in this annual information form (“AIF”), and in certain documents incorporated by reference herein, contain “forward-looking statements” which reflect Plazacorp’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities of Plazacorp.  The words “plans”, “expects”, “does not expect”, “scheduled”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projects”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “might”, “occur”, “be achieved” or “continue” and similar expressions, identify forward-looking statements.  Some of the specific forward-looking statements in this AIF include, but are not limited to, statements made in sections named “General Development of the Business of Plazacorp - General”, “Business of Plazacorp - Strategy”, “Business of Plazacorp - Business Environment”, “Business of Plazacorp - Leasing and Occupancy”, “Business of Plazacorp - Outlook” and “Risk Factors”.

Forward-looking statements are necessarily based on Plazacorp’s current views with respect to future events and are subject to certain risks and uncertainties, estimates and assumptions, which, while considered reasonable by management of Plazacorp as of the date of this AIF, may cause the actual results and performance of Plazacorp to differ materially from the forward-looking statements contained herein or in certain documents incorporated by reference herein.  Among other things, these risks may relate to the business of Plazacorp generally, competition, interest rate fluctuations, debt financing and refinancing, restrictive covenants, reliance on external sources of capital, credit, lease roll-over and occupancy, developments and acquisitions, joint venture investments, environmental matters, litigation, potential undisclosed liabilities associated with acquisitions, availability of cash flow, capital expenditures, dividends, current economic conditions, reliance on anchor tenants, economic stability of local markets, specific lease considerations, ownership of ground lease properties, potential conflicts of interest, liquidity, uninsured losses, reliance on key personnel, operational matters, taxation of Plazacorp, changes in legislation and administrative policies, dilution, the market for Common Shares and Common Share prices and disclosure controls and procedures on internal control over financial reporting.  Plazacorp’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, economic, capital market and competitive real estate conditions.

When relying on forward-looking statements to make decisions, Plazacorp cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors”.  These forward-looking statements are made as of the date of this AIF and, except as expressly required by applicable law, Plazacorp assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

“Closing Market Price” means the last trading price per share of the Common Shares on any day on which there was a trade of the Common Shares.

“Corporation” or “Company” means Plazacorp Retail Properties Ltd.

“Common Shares” means the commons shares of Plazacorp Retail Properties Ltd.

“Directors” means the members of the Board of Directors of Plazacorp Retail Properties Ltd.

“IFRS” means International Financial Reporting Standards.

“Market Price” means an amount per Common Share equal to the weighted average of the Closing Market Prices for the Common Shares during the 180 immediately preceding trading days on the principal market on which the Common Shares were quoted for trading.

“PGML” means Plaza Group Management Limited

“Plazacorp” means Plazacorp Retail Properties Ltd.

“Plaza Z-Corp” means Les Immeubles Plaza Z-Corp Inc.

“Retraction Price” means for each Common Share the lesser of:

(a)         90% of the Market Price calculated as at the date of the surrender of Common Shares for retraction; and

(b)         90% of the most recent Closing Market Price on the date of the surrender of Common Shares for retraction.

Unless otherwise specified, all dollar amounts in this AIF are expressed in Canadian dollars and the statistical and financial data are presented at December 31, 2012.

CORPORATE STRUCTURE

Plazacorp Retail Properties Ltd. was incorporated under the New Brunswick Business Corporations Act on February 2, 1999.   On December 11, 2002, on receipt of shareholder and regulatory approval, Plazacorp filed articles of amendment with the director under the Business Corporations Act adding certain redemption rights to the Common Shares of Plazacorp qualifying it to become a “Mutual Fund Corporation” as defined in the Income Tax Act (Canada).

Plazacorp’s head office and principal place of business is located at 527 Queen Street, Suite 200, Fredericton, New Brunswick E3B 1B8.  The Common Shares of Plazacorp are listed and posted for trading on the TSX Venture Exchange under the trading symbol “PLZ”.

Plazacorp’s Directors are responsible for the general direction of Plazacorp, including decisions regarding the acquisition and disposition of its assets.  The Directors are elected to provide guidance and strategic oversight, both collectively and individually, to management in order to realize Plazacorp’s goal of delivering a reliable and growing yield to shareholders through the development, acquisition and redevelopment of retail real estate properties.

The following chart outlines Plazacorp’s structure:

Beneficial ownership of all of Plazacorp’s properties are held either directly or indirectly in a corporation, limited partnership or trust. The following table sets forth the name and jurisdiction of formation of each of the subsidiaries of Plazacorp, together with Plazacorp’s percentage of direct and indirect ownership of such subsidiaries, at December 31, 2012.  Certain subsidiaries are excluded from this table where the total revenues and assets of the subsidiary do not exceed 10% of the consolidated revenues and assets of Plazacorp.  In addition the total revenues and assets of the excluded subsidiaries, in aggregate, do not exceed 20% of the consolidated revenues and assets of Plazacorp.

Name of Subsidiary(1)	Jurisdiction of Formation	Percentage Ownership Owned directly	Percentage Ownership owned Indirectly
Corporations
Exhibition Plaza Inc.	NB	55%	N/A

Limited Partnerships
Plazacorp Master Limited Partnership (2)	NB	N/A	100%

Trusts
Plaza LPC Commercial Trust	QC	100%	N/A

Note:                  (1) The investment in the subsidiaries above does not include investment in any restricted securities.

(2) Plazacorp Master Limited Partnership is 100% owned by Plazacorp Operating Trust.  Plazacorp Operating Trust is 100% owned by Plazacorp Real Estate Investment Trust.  Plazacorp Real Estate Investment Trust is 100% owned by Plazacorp Retail Properties Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS OF PLAZACORP

General

Plazacorp was incorporated on February 2, 1999 and commenced trading on the predecessor to the TSX Venture Exchange on July 30, 1999.  On December 11, 2002 after receipt of shareholder and regulatory approval, Plazacorp filed articles of amendment to convert to a mutual fund corporation and retains that status.

Plazacorp is one of Eastern Canada’s leading retail property owners and developers.  Headquartered in Fredericton, NB, Plazacorp acquires, develops and redevelops unenclosed and enclosed retail real estate throughout Atlantic Canada, Québec and Ontario. The Company’s portfolio, as at December 31, 2012, includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development.  These lands include properties directly held by Plazacorp, its subsidiaries and through joint ventures.  Plazacorp’s strategy is to develop or acquire properties tenanted by national retailers, with a focus on retailers in the consumer staples market segment.  The Company’s execution of this strategy has produced a portfolio that is currently approximately 90% occupied by national retailers providing investors with stable cash flow.  Plazacorp intends to focus its investments on retail real estate in Central and Eastern Canada and expects that unenclosed single tenant and multi-tenant retail centres in primary, secondary or tertiary markets in Central and Eastern Canada will constitute the majority of its acquisition and development activity over the near to medium term. During 2012, Plazacorp’s growth was primarily created through the development of new retail real estate assets.

Three Year History

Plazacorp has experienced significant growth in the last three years mainly through development and redevelopment of retail real estate.  From January 1, 2010 to December 31, 2012 Plazacorp increased its ownership interests in retail real estate from 112 properties to 118 properties.

Acquisitions

The following tables outline the property acquisitions and developments undertaken by Plazacorp in the past three fiscal years.  Please note that individually, each of these acquisitions are not considered significant acquisitions as defined in National Instrument 51-102, Part 8 Section 8.3 and therefore Form 51-102F4 has not been filed for these transactions.

2012 Transactions

Property	Property Type	Square Footage (at 100%)	Ownership % following acquisition	Date Acquired /Developed
Powell Drive, Carbonear, NL	Single-Use	10,000	100%	01/19/2012
Boisbriand, QC (1) (2)	Strip Plaza	7,300	33%	01/25/2012
Fairville Boulevard - 3, Saint John, NB (1) (2)	Strip Plaza	24,000	100%	04/02/2012
Spencer Drive - 2, Charlottetown, PE (1) (2)	Strip Plaza	80,000	100%	05/02/2012
St. Jerome, St. Jerome, QC (1) (2)	Strip Plaza	200,000	20%	05/31/2012
Wyse Road, Dartmouth, NS (1) (2)	Single-Use	60,979	50%	07/16/2012
Champlain Plaza II, Dieppe, NB (1) (2)	Strip Plaza	60,000	100%	12/31/2012

Notes:	(1) Represents projects under development as at December 31, 2012.
(2) Represents projects under development as at the date of this document.

2011 Transactions

Property	Property Type	Square Footage (at 100%)	Ownership % following acquisition	Date Acquired /Developed
Dundonald and Smythe Plaza, Fredericton, NB	Strip Plaza	19,779	100%	03/23/2011
Spencer Drive Plaza, Charlottetown, PE (1)	Strip Plaza	95,713	100%	05/20/2011
West Royalty, Charlottetown, PE	Strip Plaza	56,452	100%	05/20/2011
Manotick, Manotick, ON (1)	Single-Use	28,968	50%	01/05/2011
Bourque & Haut-Bois, Sherbrooke, QC (1) (2)	Strip Plaza	188,000	50%	06/17/2011

Notes:	(1) Represents projects under development as at December 31, 2011.
(2) Represents projects under development as at the date of this document.

In addition to the above property additions, land was also purchased for future development and land consolidation in Riverview (Moncton), NB, New Glasgow, NS, Halifax, NS and Montreal, QC.

Internalization

On July 1, 2011, Plazacorp purchased the shares of PGML at net book value, equal to the value of the depreciated capital assets of $113 thousand.  PGML was previously controlled by two directors of Plazacorp, namely Michael Zakuta and Earl Brewer.  As a result of this transaction, property management and corporate management are internalized and Plazacorp manages all of its properties.  See “Business of Plazacorp — Property and Asset Management”.

2010 Transactions

Property	Property Type	Square Footage (at 100%)	Ownership % following acquisition	Date Acquired /Developed
Jean Talon, Montreal, QC (2)	Strip Plaza	15,000	50%	10/15/2010
BPK Levis, Levis, QC (1)	Strip Plaza	89,535	10%	08/25/2010
King & Mill, Newcastle, ON (1)	Single-Use	15,134	50%	06/01/2010
Silver Fox Plaza, New Minas, NS	Strip Plaza	42,078	100%	04/01/2010
Bedford Commons Phase II, Bedford, NS (1)	Strip Plaza	105,190	100%	11/03/2010
Stavanger Drive Plaza, St. John’s NL (1)	Strip Plaza	50,563	90%	06/21/2010
Torbay & MacDonald, St. John’s NL (1)	Single-Use	18,550	100%	08/24/2010
Magog,Magog, QC (2)	Strip Plaza	80,000	50%	09/01/2010

Notes:	(1) Represents projects under development as at December 31, 2010.
(2) Represents projects under development as at the date of this document.

Dispositions

2012 Dispositions

During the year ended December 31, 2012, Plazacorp disposed of surplus land in Riviere-du-Loup, QC, Shawinigan, QC and Petawawa, ON.  Plazacorp also disposed of a property held in one of its equity-accounted investments (Marche de L’Ouest, Montreal, QC).

2011 Dispositions

During the year ended December 31, 2011, Plazacorp disposed of surplus land in Miramichi, NB.

2010 Dispositions

Property	Property Type	Square Footage (at 100%)	Ownership % following disposition	Date of Disposition
25% of Dufferin & Wilson, Perth, ON	Single-Use	16,782	50%	01/31/2010
Terrace Dufferin, Valleyfield, QC	Strip Plaza	17,587	—	11/02/2010

During the year ended December 31, 2010, Plazacorp also disposed of surplus land in New Minas, NS.

Equity Financing

On September 27, 2011, the Company completed a bought deal public equity offering of 6.6 million Common Shares at a price of $4.20 per common share to a syndicate of underwriters.  The gross proceeds from the offering were approximately $27.7 million.  Net proceeds from the offering after underwriters’ fees and legal and other costs of the offering were approximately $26.2 million.  The Company used the proceeds to repay: the $6.9 million outstanding on the Company’s Series III mortgage bonds, which matured on September 30, 2011; the $3.0 million outstanding on the Company’s Series IV mortgages bonds, which matured on June 30, 2012; $1.5 million in related party promissory notes payable owing to Michael Zakuta and Earl Brewer; and the balance outstanding on the Company’s operating line of approximately $5.3 million.  Proceeds of between $8.0 and $9.0 million have been and are currently being used to fund the equity portion of the Company’s development and redevelopment activities.  The remaining proceeds were for general working capital purposes.

Plazacorp granted the underwriters an over-allotment option to purchase up to an additional 990 thousand Common Shares at a price of $4.20 per common share, to cover over-allotments, if any.  In October 2011, the underwriters exercised in full their over-allotment option.  Gross proceeds to the Company from the over-allotment option were approximately $4.2 million.  Net proceeds to the Company after underwriters’ fees were approximately $4.0 million.

BUSINESS OF PLAZACORP

Overview

Plazacorp is in the business of retail property ownership and development. The Corporation develops, redevelops and acquires shopping malls, strip plazas and single use properties located in Atlantic Canada, Quebec and Ontario.  It diversifies its asset base both geographically and with a strong mix of national retail tenants.  The Corporation, in measuring performance, does not distinguish or group its operations on a geographical basis.  Accordingly the Company has a single operating segment for disclosure purposes under IFRS.  One tenant comprises 23.5% of the Company’s gross revenue.

The following table outlines the number of properties and their gross leasable area as at December 31, 2012 and December 31, 2011:

Summary of Properties

	Number of Properties December 31, 2012(1)	Gross Leasable Area (sq. ft.) December 31, 2012(1)(2)	Number of Properties December 31, 2011(1)	Gross Leasable Area (sq. ft.) December 31, 2011(1)(2)
Newfoundland and Labrador	10	620,644	9	599,382
New Brunswick	38	1,556,826	36	1,544,355
Nova Scotia	23	1,070,736	22	1,006,590
Ontario	14	261,824	14	259,087
Prince Edward Island	8	425,747	7	430,710
Quebec	25	1,223,775	24	1,202,648
Total	118	5,159,552	112	5,042,772

(1)       Includes properties under development and non-consolidated investments.

(2)       At 100%, regardless of the Company’s ownership interest in the properties.

Strategy

Plazacorp’s principal goal is to deliver a reliable and growing yield to shareholders from a diversified portfolio of retail properties.  To achieve this goal Plazacorp’s Board of Directors has set acquisition and development criteria of a minimum cash yield (unlevered yield) equal to 100 basis points above the mortgage constant for a 10 year mortgage at prevailing rates over a 25 year amortization period.

Plazacorp strives to:

•                  maintain access to cost effective sources of debt and equity capital to finance acquisitions and new developments;

•                  acquire or develop properties at a cost that is consistent with Plazacorp’s targeted returns on investment;

•                  maintain high occupancy rates on existing properties while sourcing tenants for properties under development and future acquisitions; and

•                  diligently manage its properties to ensure tenants are able to focus on their business.

Plazacorp invests in the following property types:

•                  new properties developed on behalf of existing clients or in response to demand;

•                  well located but significantly amortized shopping malls and strip plazas to be redeveloped; and

•                  existing properties that will provide stable recurring cash flows with opportunity for growth.

Management intends to achieve Plazacorp’s goals by:

•                  acquiring or developing high quality properties with the potential for increases in future cash flows;

•                  focusing on property leasing, operations and delivering superior services to tenants;

•                  managing properties to maintain high occupancies and staggering lease maturities appropriately;

•                  increasing rental rates when market conditions permit;

•                  achieving appropriate pre-leasing prior to commencing construction;

•                  managing debt to obtain both a low cost of debt and a staggered debt maturity profile;

•                  matching, as closely as practical, the weighted average term to maturity of mortgages to the weighted average lease term;

•                  retaining sufficient capital to fund capital expenditures required to maintain the properties well;

•                  raising capital where required in the most cost effective manner; and

•                  periodically reviewing the portfolio to determine if opportunities exist to re-deploy equity from slow growth properties into higher growth investments.

Skills and Knowledge

Plazacorp and its wholly owned subsidiary PGML employ 75 people in the accounting, finance, engineering, legal, development, leasing and other administrative capacities, excluding property specific staff.  Plazacorp has the capability to manage all aspects of the real estate development cycle. Plazacorp has consistently created and delivered value by fostering strategic relationships with tenants, suppliers, partners and investors. Plazacorp’s strong infrastructure includes the following areas of expertise:

Development and Redevelopment: Plazacorp’s very strong “value-added” capabilities have been consistently demonstrated in a variety of successful development and redevelopment projects across its geography. Plazacorp’s development team has either developed or redeveloped nearly all the properties in its portfolio.   Plazacorp has adapted well to the changing real estate market by shifting its focus from redevelopment to new developments as market conditions evolve.

Acquisitions and Dispositions: Plazacorp invests in properties with a long-term perspective and has demonstrated success in acquiring well-located retail real estate or land assemblies for development. Prior to closing any acquisition, Plazacorp carries out a thorough due diligence program including environmental, structural (if applicable), leasing, financial and legal reviews.  Plazacorp’s team has many years experience and has a proven track record of creatively structuring acquisitions and dispositions, drafting purchase and sale agreements, negotiating and closing acquisitions and dispositions and completing land assemblies to take advantage of the opportunities within its market.

Leasing: Plazacorp has an experienced leasing team that seeks out leasing opportunities, applies local market knowledge and focuses on the needs of its retail tenants and drafts and structures effective leases. With a consistent track record of meeting deadlines and living up to its commitments, Plazacorp has established strong relationships with national, regional and local retailers.

Financing: With established relationships with a variety of lenders and a strong, diversified and growing investor base, Plazacorp has been successful in obtaining the necessary equity, interim or long-term financing required to continue to grow its business. Plazacorp has experience in marketing, negotiating and closing property financings in a timely and efficient manner.  Plazacorp also has capital markets experience, having used both private and public financing to fund its equity requirements.

Construction Management: With a number of years experience completing new-builds, redevelopments and tenant improvements, Plazacorp’s construction management team has the skills to plan, tender and supervise construction projects on time and on budget to the satisfaction of its customers.

Property Management: The experienced operations team continually strives to meet the needs of tenants by responding to tenant needs quickly, maintaining clean properties, investing capital when required and monitoring and controlling operating costs.

Financial Reporting, Investor Relations and Corporate Governance: Plazacorp has strong and experienced legal, financial and accounting teams that keep abreast of and meet continually changing regulatory requirements. They also produce financial reports in a timely and cost efficient manner, provide necessary support to the Board of Directors and its committees and keep lines of communication open with analysts, investors and other stakeholders.

Business Environment

The principal regions in which Plazacorp operates continue to exhibit stability in retailer demand for space and in consumer spending. Plazacorp’s strategy is to develop or acquire properties tenanted by national retailers, with a focus on retailers in the consumer staples market segment. The execution of this strategy has produced a portfolio that is at December 31, 2012, approximately 90% occupied by national retailers, providing investors with stable cash flow.  Moreover, Plazacorp’s overall occupancy rate has remained high at 95.9% at December 31, 2012 (December 31, 2011 — 96.5%.).

The capital markets continued to be good in 2012 for financing through both debt and equity.  Long-term debt financing is  available at historically competitive rates with long amortization periods and long terms.

Over the last few years, Plazacorp has focused its growth on developments and redevelopments, partly as a result of high prices demanded for quality retail real estate.  Plazacorp expects to continue generating growth through developments and redevelopments of retail properties.

Top 10 Tenants

Plazacorp has built a portfolio with a high quality revenue stream.  Plazacorp’s ten largest tenants based upon current monthly gross rents at December 31, 2012 represent approximately 53.7% of total revenues in place.

		% of Gross Revenue
1.	Shoppers Drug Mart	23.5
2.	Dollarama	6.9
3.	Staples	4.4
4.	Mark’s Work Wearhouse	3.2
5.	Sobeys	3.1
6.	Reitmans	2.8
7.	Best Buy/Future Shop	2.7
8.	Bulk Barn	2.6
9.	Winners	2.6
10.	Michaels	1.9

Leasing and Occupancy

The following table represents leases expiring for the next 5 years and thereafter for Plazacorp’s property portfolio at December 31, 2012 (excluding non-consolidated investments).

	Strip Plazas		Enclosed Malls		Single-User		Total
Year	Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%
2013	153,967	6.0	76,929	12.4	—	—	230,896	6.3
2014	200,806	7.8	76,153	12.3	—	—	276,959	7.5
2015	369,157	14.4	74,449	12.0	25,695	5.0	469,301	12.7
2016	289,893	11.3	50,461	8.1	25,771	5.1	366,125	9.9
2017	135,026	5.3	70,558	11.4	35,580	7.0	241,164	6.5
Thereafter	1,416,815	55.2	271,764	43.8	422,742	82.9	2,111,321	57.1
Subtotal	2,565,664	100.0	620,314	100.0	509,788	100.0	3,695,766	100.0
Vacant	108,340		50,225		—		158,565
Total	2,674,004		670,539		509,788		3,854,331
Weighted average lease term	7.3 years		5.8 years		9.3 years		7.3 years

(1)       At 100%, regardless of the Company’s ownership interest in the properties.

At December 31, 2011, overall occupancy for the portfolio (excluding properties under development and non-consolidated investments) decreased to 95.9% from 96.5% at December 31, 2011.  This decrease was mainly due to the increase in vacancies at the enclosed malls.

During 2012, the Company completed 728 thousand square feet (2011 - 780 thousand square feet) of new and renewal leasing deals at market rates (including leasing at non-consolidated investments).  The 728 thousand square feet of leasing was comprised of 314 thousand square feet on new developments, and 414 thousand square feet on existing properties.  Excluding leasing at non-consolidated investments, the Company completed 596 thousand square feet of new and renewal leasing deals (2011 - 566 thousand square feet) at market rates.  The 596 thousand square feet of leasing was comprised of 310 thousand square feet on new developments and 286 thousand square feet on existing properties.

On average, Plazacorp’s embedded or contractual gross rents expiring in 2012 would be at or below current market rates.  Plazacorp’s financial exposure to vacancies and lease roll-overs differs among the different retail asset types, as gross rental rates differ dramatically by asset class.

•                  Occupancy in the strip plazas was 95.9% at December 31, 2012 compared to 95.7% at December 31, 2011.

•                  Average occupancy for enclosed malls was 92.5% at December 31, 2012 compared to 96.1% at December 31, 2011.

•                  Occupancy for single use assets remained stable at 100% at December 31, 2012.

•                  Pre-leased space in properties in the development phase and in the construction phase is 88.7% at December 31, 2012.

The Company’s mix of tenancy continues the trend towards primarily national tenants as a result of new developments. The portfolio is well positioned to resist downturns in its markets and provide stability to cash flows from which it funds operations and dividends.

	December 31, 2012	December 31, 2011
National	90.0%	89.7%
Regional	3.5%	3.9%
Local	5.5%	5.5%
Non-Retail	1.0%	0.9%

Property and Asset Management

Prior to July 1, 2011, PGML provided property management and corporate management services to Plazacorp.  In Quebec, staff of Plaza Z-Corp handled management duties under a separate management agreement with Plazacorp.

PGML was controlled by two directors of Plazacorp, namely Michael Zakuta and Earl Brewer.  Mr. Brewer is Chairman of the Board of Directors of Plazacorp and Mr. Zakuta is President and Chief Executive Officer of Plazacorp.  Plaza Z-Corp is controlled by Mr. Zakuta.

On July 1, 2011, the Company purchased 100% of the outstanding shares of PGML at net book value, equal to the value of the depreciated capital assets of $113 thousand.  As a result of this transaction, property management and corporate management were internalized and the Company manages all of its properties, including properties previously managed by Plaza Z-Corp.

As part of this transaction, employees of Plaza Z-Corp that previously provided services to Plazacorp were employed by PGML.  Both management agreements previously in place were terminated.

Prior to the internalization and the termination of the two previous management agreements with  PGML and Plaza Z Corp, the basis of fee payments under the management agreements was as follows:

Plaza Group Management Limited fee structure
Property Management	3% of gross rents paid.

Corporate Management	¾% of gross rents paid in the preceding fiscal year.

Leasing	4% of net rental revenue per year for first five years of lease term.
2% of net rental revenue per year for years six to ten of lease term.
Leasing fees for renewal are at 50% of the above rates.

Development	4% of costs of construction on development projects.
10% of tenant improvement costs on non-development projects.

Debt Financing	¾ % of loan amount where no outside broker is involved.
¼ % of loan amount where an outside broker is involved.

Capital

Where and when permitted by securities law:

3% of capital raised where no external broker is involved.

1 ½% of capital raised where no external broker is involved and where the proceeds are used to retire/redeem maturing capital.

¾% of capital raised where an outside broker is involved.

Acquisitions	2% of the purchase price of assets or capitalized value of land leases.

Dispositions	1 ½ % of the proceeds of disposition on assets.

Legal Services	Cost recovery basis, equal to $185 per hour.

Details of the fees paid in 2011 under the former management agreements can be found in Plazacorp’s Consolidated Financial Statements and the Management’s Discussion and Analysis for the year ended December 31, 2012 which are filed on SEDAR at www.sedar.com.

Employees

As of December 31, 2012 Plazacorp and its wholly owned subsidiary PGML have 75 employees performing accounting, finance, engineering, development, leasing, legal and other administrative functions, excluding property specific staff.

List of Properties

At December 31, 2012, Plazacorp held an interest in 118 retail real estate properties. The following table summarizes certain aspects of each of the properties.

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Dec-12	Major Tenants(1)
Strip Plazas
Les Promenades St. Francois	Laval, QC	1987/2001	54,694	100%	88%	Jean Coutu, Dollarama
Plaza Hotel de Ville	Rivière-du-Loup, QC	1990	20,412	100%	100%	Bouclair, Yellow Shoes
Plaza Theriault(2)	Rivière-du-Loup, QC	1995	25,780	100%	100%	National Bank, SuperClub Videotron
Plaza BBRF	Sherbrooke, QC	2008	20,631	50%	100%	Shoppers Drug Mart
Plaza Boulevard Royal	Shawinigan, QC	1997/2008	128,222	100%	97%	Rossy, Caisse Populaire
Carrefour des Seigneurs(3)	Terrebonne, QC	1992/2004	33,900	25%	86%	Jean Coutu
St. Anne Street Plaza	Bathurst, NB	2006	25,299	100%	96%	Dollarama, Reitmans
St. Peter Avenue Plaza	Bathurst, NB	2006	23,273	100%	100%	Shoppers Drug Mart
Champlain Plaza	Dieppe (Moncton), NB	2005	48,815	100%	100%	Mark’s Work Wearhouse, Shoppers Drug Mart
Boulevard Hebert Plaza	Edmundston, NB	2006	26,689	100%	100%	Shoppers Drug Mart
Victoria Street Plaza	Edmundston, NB	2007	21,875	100%	93%	Reitmans, Dollarama
Dundonald & Smythe	Fredericton, NB	1962/1997	19,779	100%	100%	Dollarama
Empire Plaza(2)	Fredericton, NB	2003	13,743	100%	100%	Dollarama
FHS Plaza	Fredericton, NB	1999	24,274	100%	100%	Cleve’s , Bulk Barn
Main Place(2)	Fredericton, NB	1992/2004	31,416	100%	93%	Shoppers Drug Mart
Nashwaaksis Plaza	Fredericton, NB	1997	55,914	100%	100%	Dollarama
Madawaska Road Plaza	Grand Falls, NB	2005	10,410	100%	100%	Pizza Delight, Tim Horton’s
KGH Plaza	Miramichi, NB	2007	18,969	25%	100%	Shoppers Drug Mart
Miramichi Power Center — 1	Miramichi, NB	2005	38,033	100%	100%	Staples, Mark’s Work Wearhouse
Miramichi Power Center — 2	Miramichi, NB	2005	21,936	100%	100%	Dollarama, Boston Pizza
Boulevard Plaza(2)	Moncton, NB	2004	83,021	100%	100%	Winners, Michael’s
Wedgewood Plaza(2)	Riverview (Moncton), NB	1999	12,768	100%	69%	Dollarama
Crown Street(2)	Saint John, NB	2006	21,764	100%	100%	Shoppers Drug Mart
Exhibition Plaza(2)	Saint John, NB	2004	75,204	55%	100%	Empire Cinemas
Fairville Boulevard — 1	Saint John, NB	2008	57,000	100%	100%	Sobeys
Fairville Boulevard — 2	Saint John, NB	2009	56,698	100%	93%	Bulk Barn, Staples, Dollarama
Major Brook Drive Plaza(2)	Saint John, NB	2005	40,597	55%	100%	Michael’s, Boston Pizza
McAllister Drive Plaza(2)	Saint John, NB	1999	24,921	55%	100%	Cleve’s
SCA Plaza(2)	Saint John, NB	2002	17,517	55%	100%	Great Canadian Dollar Store, Bulk Barn
Main and Western Street Plaza	Sussex, NB	2007	14,300	100%	100%	Dollarama
Connell Road Plaza	Woodstock, NB	2004	19,645	100%	88%	Mark’s Work Wearhouse, Dollarama
303 Main Street Plaza	Antigonish, NS	2005	19,542	100%	92%	Shoppers Drug Mart
Bedford Commons	Bedford (Halifax), NS	2009	72,622	100%	92%	Future Shop, Dollarama
Bedford Commons — 2	Bedford (Halifax), NS	2011	105,190	100%	89%	Winners, Staples, Sportchek
Tacoma Centre	Dartmouth (Halifax), NS	1983/2002	157,936	50%	99%	Sobeys, Dollarama
Tacoma Valley Field	Dartmouth (Halifax), NS	2005	26,817	50%	86%	Shoppers Drug Mart
201 Chain Lake Drive(3)	Halifax, NS	1995/2004	119,320	50%	89%	Home Outfitters
209 Chain Lake Drive(3)	Halifax, NS	1998	89,549	50%	100%	Value Village, Mark’s Work Wearhouse, Dollarama
Joseph Howe Drive Plaza(2)	Halifax, NS	2007	23,599	100%	100%	Shoppers Drug Mart
Staples Plaza	New Glasgow, NS	2001	33,763	100%	100%	Staples
V-8 Plaza(2)	New Glasgow, NS	2004	16,565	100%	100%	Dollarama, Swiss Chalet
Commercial Street Plaza	New Minas, NS	2003	15,342	100%	100%	Swiss Chalet, Penningtons
Granite Drive Plaza	New Minas, NS	2009	86,514	100%	100%	Lawtons, Future Shop, Winners
Silver Fox Plaza	New Minas, NS	2010	42,078	100%	100%	Giant Tiger, Michael’s
North Sydney Plaza	North Sydney, NS	2007	20,372	100%	100%	Shoppers Drug Mart

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Dec-12	Major Tenants(1)
Welton Street Plaza(2)	Sydney, NS	2004	21,006	100%	100%	Dollarama, Bulk Barn
Robie Street Plaza	Truro, NS	2007	21,890	25%	100%	Shoppers Drug Mart
Pleasant Street	Yarmouth, NS	2005	22,586	100%	87%	Shoppers Drug Mart
Starrs Road Plaza	Yarmouth, NS	1976/2005	64,319	100%	100%	Empire Theatres, Dollarama
Belvedere Plaza	Charlottetown, PE	1979/2000	77,459	60%	100%	Mark’s Work Wearhouse, Indigo, The Brick
Spencer Drive Plaza	Charlottetown, PE	2012	95,713	100%	78%	Sobeys, Petsmart
Spring Park Plaza	Charlottetown, PE	1998	49,733	85%	97%	Fabricville, Value Village
UAS Plaza	Charlottetown, PE	2006	23,386	100%	100%	Shoppers Drug Mart, TD Bank
University Plaza	Charlottetown, PE	1977/1998	62,046	43%	100%	Dollarama, Smitty’s, The Bargain Shop
Buchanan Street Plaza	Charlottetown, PE	2012	56,452	100%	81%	ToysRUs, Reitmans
Granville Street Plaza	Summerside, PE	1977/2011	60,957	60%	96%	Dollarama, Mark’s Work Wearhouse
15260 Yonge Street(3)	Aurora, ON	2006	14,177	50%	87%	Dollarama
Manotick(2)	Manotick (Ottawa), ON	2012	28,968	50%	100%	Shoppers Drug Mart
Scott Street Plaza(3)	St. Catharines, ON	2007	25,709	50%	100%	Shoppers Drug Mart
Bay Roberts Plaza	Bay Roberts, NL	2006	20,468	100%	100%	Shoppers Drug Mart
Conception Bay South Plaza(2)	Conception Bay South, NL	2006	22,980	100%	100%	Shoppers Drug Mart
Kenmount Road Plaza(2)	St. John’s, NL	2006	20,576	100%	100%	XS Cargo, Montana’s
Le Marchant Road Plaza	St. John’s, NL	2007	18,309	100%	100%	Shoppers Drug Mart
Stavanger Drive Plaza	St. John’s, NL	2011	50,563	90%	100%	Best Buy, Petsmart, Montana’s
Sub-total			2,674,004		95.9%
Enclosed Malls
Les Galaries Montmagny	Montmagny, QC	1997/1990	138,725	50%	97%	Maxi, Hart, Uniprix
Les Promenades du Cuivre	Rouyn-Noranda, QC	1987/2003	149,682	100%	100%	Hart, Familiprix, Royal Bank, Staples
Grand Falls Shopping Centre	Grand Falls, NB	1972/2005	133,998	100%	89%	Staples, Shoppers Drug Mart
Oromocto Mall	Oromocto, NB	1976/2008	86,025	100%	70%	Shoppers Drug Mart, Dollarama
Gateway Mall	Sussex, NB	1978/2008	162,109	25%	97%	Sobeys, Canadian Tire
Sub-total			670,539		92.5%
Single Use
Plaza BDP(2), (3)	Deux Montagnes, QC	2007	16,940	37.5%	100%	Shoppers Drug Mart
Bureau en Gros	Granby, QC	2000	25,695	50%	100%	Staples
Plaza TS Magog	Magog, QC	2006	17,452	50%	100%	Shoppers Drug Mart
Bureau en Gros	Rimouski, QC	2001	25,771	50%	100%	Staples
CPRDL	Rivière-du-Loup, QC	2007	41,568	50%	100%	Caisse Populaire
Plaza Jean XXIII(2), (3)	Trois-Rivieres, QC	2007	16,721	50%	100%	Shoppers Drug Mart
Miramichi West Plaza	Miramichi, NB	2009	18,210	100%	100%	Shoppers Drug Mart
681 Mountain Road	Moncton, NB	2004	19,504	25%	100%	Shoppers Drug Mart
Staples(2)	Saint John, NB	1997	25,293	100%	100%	Staples
Main and Sackville	Shediac, NB	2009	23,652	100%	100%	Shoppers Drug Mart
Main and Victoria	Shediac, NB	2007	10,287	100%	100%	Dollarama
201 Main Street	Sussex, NB	2007	16,915	25%	100%	Shoppers Drug Mart
Central Avenue Plaza	Greenwood, NS	2006	16,989	100%	100%	Shoppers Drug Mart
912 East River Road	New Glasgow, NS	2005	16,912	100%	100%	Shoppers Drug Mart
Kings Road Plaza(2)	Sydney River, NS	2006	16,847	100%	100%	Shoppers Drug Mart
Amherstview	Amherstview, ON	2010	18,029	50%	100%	Shoppers Drug Mart
615 King Street(2)	Gananoque, ON	2008	16,619	50%	100%	Shoppers Drug Mart
King & Mill	Newcastle, ON	2011	15,134	50%	100%	Shoppers Drug Mart
St. Josephs Boulevard	Orleans (Ottawa), ON	2008	16,799	50%	100%	Shoppers Drug Mart
Dufferin & Wilson (Perth)	Perth, ON	2008	16,782	50%	100%	Shoppers Drug Mart
Civic Center Road	Petawawa, ON	2008	17,036	50%	100%	Shoppers Drug Mart
Port Hope Plaza	Port Hope, ON	2008	22,650	50%	100%	Shoppers Drug Mart
Scugog Street Port Perry	Port Perry, ON	2010	16,776	50%	100%	Shoppers Drug Mart

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Dec-12	Major Tenants(1)
Powell Drive	Carbonear, NL	2012	10,000	100%	100%	Dollarama
Airport Blvd. Plaza(2)	Gander, NL	2008	18,077	100%	100%	Shoppers Drug Mart
Ville Marie Drive Plaza	Marystown, NL	2010	14,580	100%	100%	Dollarama
Torbay & MacDonald(2)	St. John’s, NL	2011	18,550	100%	100%	Shoppers Drug Mart
Sub-total			509,788		100%
Income producing properties			3,854,331		95.9%
Projects Under Development
Boisbriand	Boisbriand, QC	—	7,300	33%	41%	In Planning
90 Blvd. Tache Ouest	Montmagny, QC	—	—	50%	—	In Planning
Jean Talon(3,5)	Montreal, QC	—	—	50%	—	In Planning
Magog	Magog, QC	—	53,000	50%	100%	IGA (Sobeys)
Bourque & Haut-Bois	Sherbrooke, QC	—	88,000	50%	78%	Dollarama, Metro
Wyse Road	Dartmouth (Halifax), NS		60,979	50%	100%	Sobeys
Commercial Street Plaza — 2	New Minas, NS	—	—	100%	—	In Planning
Champlain Plaza — 2	Dieppe (Moncton), NB	—	—	100%	—	In Planning
Fairville Boulevard — 3	Saint John, NB	—	—	100%	—	In Planning
Spencer Drive Plaza — 2	Charlottetown, PE	—	—	100%	—	In Planning
Sub-total			209,279		88.7%
Total Excluding Non-Consolidated Trust and Partnerships			4,063,610		95.5%
Non-Consolidated Trusts and Partnerships
3550 Sources(3)	DDO (Montreal), QC	2006	8,391	10%	100%	National Bank
Centennial Plaza(3)	DDO (Montreal), QC	1979/2008	152,422	10%	93%	Value Village, Jean Coutu
Place Du Marche(3)	DDO (Montreal), QC	1979/2008	35,205	10%	100%	Laurentian Bank, Starbucks
BPK Levis(3)	Levis, QC	1985	89,535	10%	91%	Jeans Depot, Maxidollar, Ressourcerie De Levis
Plaza des Recollets	Trois-Rivieres, QC	2006	73,730	15%	94%	Winners/Home Sense
Northwest Centre	Moncton, NB	1998/2003	191,131	10%	91%	Zellers, Princess Auto
Shediac West	Shediac, NB	2009	65,842	10%	100%	Canadian Tire, Sobeys
Main Street Alexandria	Alexandria, ON	2009	17,242	25%	100%	Shoppers Drug Mart
Ottawa Street	Almonte, ON	2010	18,365	25%	100%	Shoppers Drug Mart
Hastings Street Bancroft	Bancroft, ON	2009	17,538	25%	100%	Shoppers Drug Mart
Village Shopping Centre	St. John’s, NL	1978/2006	426,541	30%	90%	Hart, Labels, Dollarama, SportChek, Bed Bath & Beyond
St. Jerome(3)	St. Jerome, QC	—	—	20%	—	In Planning
Sub-total			1,095,942		92.4%
Grand Total			5,159,552		94.9%

(1)          Based on square footage.

(2)          Currently subject to land leases.  The land leases for Plaza BDP, Boulevard Plaza, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza and 615 King Street all have options to purchase at fair market value.  The V-8 Plaza and Main Place land leases have fixed options to purchase.  All other land leases do not have an option to purchase.  Land leases for Plaza BDP, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza, 615 King Street and the V-8 Plaza are all with related parties.

(3)          Co-managed by Plazacorp.

(4)          All but 18 of these properties were either developed or redeveloped by the Company.  The 18 that were not developed or redeveloped by the Company consist of Place Du Marche, Northwest Centre, BPK Levis, Plaza Hotel de Ville, Plaza Theriault, Nashwaaksis Plaza, Wedgewood Plaza, Exhibition Plaza, McAllister Drive Plaza, SCA Plaza, 209 Chain Lake Drive, Belvedere Plaza, Spring Park Plaza, University Plaza, Les Galaries Montmagny, Gateway Mall, Bureau en Gros Rimouski and Staples Saint John.

(5)          There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

Outlook

Plazacorp’s principal goal is to deliver a reliable and growing yield to shareholders from a diversified portfolio of retail real estate properties.  Plazacorp’s goal is to increase its cash flow and dividends per share by maintaining its customer focus and dedication to grow its business through the development, acquisition and redevelopment of retail properties. Plazacorp’s potent mix of an entrepreneurial culture with a strong capital base and a diversified stable portfolio will ensure that Plazacorp continues to meet its goals and produce positive long term results for the benefit of its shareholders and customers.

Plazacorp’s development and leasing efforts have produced a property portfolio that is dominated by national retailers and provides investors with a very stable cash flow.  Performance to date has demonstrated the strength of current strategies and operating capabilities.  Barring unforeseen events, management is confident of delivering solid performance in 2013, as well as growth to the portfolio. The primary benefit to shareholders of the Company’s performance and tenant profile is reliable cash flow and, over time, increasing dividends.  Plazacorp’s current dividend policy is to pay shareholders 22.50¢ per share for 2013 compared to 21.50¢ per share for 2012.

In the short-term, Plazacorp foresees most of its growth being derived from development and redevelopment  activities.  Plazacorp currently owns an interest in seven projects under development and seven land assemblies in progress which upon completion, are expected to be accretive to the Company’s earnings.  The following properties, in which Plazacorp currently owns an interest,  are under construction, active development or active planning and are anticipated to become income producing at various points over the next three years as follows:

Properties under development	Property Type	Square Footage (at 100%)		Ownership	Income Producing
90 Blvd. Tache Ouest, Montmagny, QC	In Planning (2)	6,000	(1)	50%	1-2 years
Bourque & Haut-Bois, Sherbrooke, QC — Phase I	In Construction	88,000	(1)	50%	Q3 2013
Bourque & Haut-Bois, Sherbrooke, QC — Phase II	In Planning (2)	100,000	(1)	50%	2-3 years
Jean Talon, Montreal, QC	In Planning (2,3)	15,000	(1)	50%	1-3 years
Magog, Magog, QC — Phase I	In Development	53,000	(1)	50%	Q4 2013
Magog, Magog, QC — Phase II	In Planning (2)	27,000	(1)	50%	2014
Commercial Street Plaza — 2, New Minas, NS	In Planning (2)	10,000	(1)	100%	1-3 years
Boisbriand, QC	In Development	7,300	(1)	33%	Q4 2013
Fairville Boulevard — 3, Saint John, NB	In Planning (2)	24,000	(1)	100%	1-2 years
Spencer Drive — 2, Charlottetown, PE	In Planning (2)	80,000	(1)	100%	1-2 years
St. Jerome, St. Jerome, QC (4)	In Planning (2)	200,000	(1)	20%	2-3 years
Wyse Road, Dartmouth (Halifax), NS	In Construction	60,979		50%	Q2 2013
Champlain Plaza II, Dieppe (Moncton), NB	In Planning (2)	60,000	(1)	100%	Q4 2014

(1) Approximate square footage

(2) All are appropriately zoned for the intended use.

(3) There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

(4) This is owned in a limited partnership that is part of the Company’s non-consolidated trusts and partnerships.  Square footage includes a second parcel of land that is conditional under purchase agreement.

There is excess density at existing properties that the Company plans to develop in the short term which would represent approximately 34 thousand additional square feet at completion.

At December 31, 2012, there were four other conditional land assemblies which were under purchase agreements and subject to due diligence or other conditions.  These four land assemblies would represent 67 thousand additional square feet of retail space at completion (at the Company’s ownership percentage). As well, at December 31, 2012, there was one 46,000 square foot income producing property for redevelopment under purchase agreement and subject to due diligence or other conditions.

The Company also benefits from growth stemming from contractual rental rate increases from existing tenants’ leases that generally grow at or above the expected rate of inflation.

The Company is looking at converting from a mutual fund corporation to a real estate investment trust (REIT) structure.  The Company believes that a REIT structure could be beneficial for existing shareholders.  No assurances can be given that this will occur as any contemplated conversion requires tax, regulatory, Board and shareholder approvals.  To that end the Company submitted a ruling request to Canada Revenue Agency (“CRA”) in 2011 to seek the appropriate tax approvals.  Discussions on the ruling request between CRA and our tax lawyers have been ongoing throughout this time period, and as recently as February 2013.

The Company is also pursuing a move from the TSX Venture Exchange to the TSX.  In preparation, the Company has been reviewing its disclosure controls and procedures and internal controls, in order that it can file under TSX certification rules.

RISK FACTORS

Business Risk

All property investments are subject to a degree of risk and uncertainty.  Property investments are affected by various factors including general economic conditions and local market circumstances.  Local business conditions such as oversupply of space or a reduction in demand for space particularly affect property investments.  Because Plazacorp’s investments consist mainly of retail real estate interests in Ontario, Québec and the Atlantic provinces, it will be subject to risks inherent in investments in a single industry and will not benefit from diversification by commercial property type or geographical diversification west of Ontario.  The underlying value of its properties and Plazacorp’s income will depend on the ability of Plazacorp to maintain or increase revenues from its properties and to generate income in excess of operating expenses.  Income may be affected by many factors, including changes in interest rates and in the availability, cost and terms of mortgage financing, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, the creditworthiness of tenants, the ability of tenants to pay rent particularly in single-tenant properties, changes in real estate assessed values and taxes payable on such values and other operating expenses, changes in governmental laws, regulations, rules and fiscal policies, changes in zoning laws, civil unrest, acts of God, including earthquakes and other natural disasters and acts of terrorism or war (which may result in uninsured losses).  Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing income.  Finally, governments can expropriate or take real property for less compensation than an owner believes a property is worth.  Most of these factors are beyond Plazacorp’s control.

Competition

Plazacorp competes with numerous developers, owners and operators in the commercial retail real estate industry, some of which own or may in the future own, facilities that compete directly with Plazacorp’s properties, and some of which may have greater capital resources.

If Plazacorp’s competitors build new facilities that compete with Plazacorp’s properties or offer space at rental rates below current market rates or below the rental rates that Plazacorp charges its tenants, Plazacorp may lose existing and potential tenants and it may be pressured to discount its rental rates below those it would otherwise charge in order to retain tenants.  As a result, Plazacorp’s rental revenues may decrease, which could impair Plazacorp’s ability to satisfy its debt service obligations and to pay dividends to shareholders.

Interest Rate, Financing and Refinancing Risk

Plazacorp has incurred and will continue to incur indebtedness in connection with acquisitions, including by way of mortgage loans and lines of credit.  Although a portion of the cash flow generated by income-producing properties will be devoted to servicing such debt, there can be no assurance that Plazacorp will continue to generate sufficient cash flow from operations to meet required interest and principal payments.

Plazacorp is subject to the risks associated with debt financing including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, that existing debt will not be able to be refinanced or that terms of such refinancing will not be as favourable to Plazacorp as existing debt and that necessary capital expenditures for such purposes as development, renovations and other improvements will not be able to be financed on favourable terms or at all.  In addition, Plazacorp is subject to the risk that its interest expense may increase on the refinancing of existing indebtedness or on any portion of its indebtedness that bears interest at floating rates if interest rates increase, which could have a material adverse effect on the results of operations of Plazacorp and its ability to pay dividends to shareholders.  Floating rate debt is typically used for development or redevelopment projects as interim financing, until the projects are completed and are then able to attract the appropriate long-term financing.  .

Restrictive Covenants

Mortgage indebtedness and/or other credit facilities obtained by Plazacorp may contain covenants, including limitations on Plazacorp’s ability to incur secured and unsecured indebtedness, sell all or substantially all of its assets and engage in mergers and consolidations and various acquisitions.  In addition, mortgage indebtedness and other credit facilities may contain limitations on Plazacorp’s ability to transfer or encumber the mortgaged properties without lender consent. Certain indebtedness of Plazacorp contains cross default provisions and certain of Plazacorp’s properties serve as collateral for more than one loan. These provisions may restrict Plazacorp’s ability to pursue business initiatives or acquisition transactions that may be in its best interest.  They also may prevent Plazacorp from selling properties at times when, due to market conditions, it may be advantageous to do so.  In addition, failure to meet any of the covenants could cause an event of default under, and/or acceleration of, some or all of Plazacorp’s indebtedness, which would have an adverse effect on Plazacorp.

Reliance on External Sources of Capital

Plazacorp relies on third-party sources of capital to fund acquisitions, developments and ongoing operations.  Third party sources of capital include debt and equity capital, which may or may not be available on favourable terms, if at all.  Plazacorp’s access to third-party sources of capital depends on a number of things, including the current state of capital markets, the market’s perception of Plazacorp’s growth potential and its current and potential future earnings.  If Plazacorp is unable to obtain third-party sources of capital, it may not be able to acquire or develop assets when strategic opportunities exist, or satisfy its debt obligations.

Credit Risk

Plazacorp is exposed to credit risk arising from the possibility that tenants may be unable to fulfill their lease commitments.  Plazacorp’s tenant mix is diversified and heavily weighted to national tenants.

As at December 31, 2012, one tenant, Shoppers Drug Mart,  represents 23.5% of monthly gross rents in place.  The top 10 tenants collectively represent, at December 31, 2012, approximately 53.7% of total revenues in place.  National tenants represent 90.0% of the in-place tenant base.

Lease Roll-Over and Occupancy Risk

Lease roll-over risk arises from the possibility that Plazacorp may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants.

Management attempts to stagger Plazacorp’s lease expiry profile so that the Company is not faced with a disproportionate amount of square footage of leases expiring in any one year.

Although certain, but not all, leases contain a provision requiring tenants to maintain continuous occupancy of leased premises, there can be no assurance that such tenants will continue to occupy such premises. Certain tenants have a right to terminate their leases upon payment of a penalty.  Any cessation of occupancy by tenants could have an adverse effect on Plazacorp and could adversely impact Plazacorp’s financial condition and results of operations and decrease the amount of cash available to pay dividends to shareholders.  The majority of Plazacorp’s leases are net leases, in which tenants reimburse Plazacorp fully for their share of property operating costs (subject to consumer price index adjustments in many cases) and realty taxes.  Many of Plazacorp’s operating costs and realty taxes are not reduced by vacancy. Certain costs such as utilities and janitorial costs would not decline with a decline in occupancy.

The hypothetical impact to property net operating income of a change in occupancy of 1.0% would be approximately $368 thousand per annum, or 2.3% of funds from operations.  This estimate does not identify a particular cause of such changing occupancy and as a result, it does not reflect the actions management may take in relation to the changes. Plazacorp’s principal management of occupancy risk is the skewing of tenancies towards national tenants, the signing of longer term leases and significant pre-leasing of development space.

Development and Acquisition Risk

Plazacorp’s external growth prospects will depend in large part on identifying suitable development, redevelopment and acquisition opportunities, pursuing such opportunities, conducting necessary due diligence, consummating acquisitions (including obtaining necessary consents) and effectively operating the properties acquired or developed by Plazacorp.  If Plazacorp is unable to manage its growth and/or integrate its acquisitions and developments effectively, its business, operating results and financial condition could be adversely affected.  There can be no assurance as to the pace of growth through property acquisitions or that Plazacorp will be able to acquire assets on an accretive basis, and as such there can be no assurance that dividends to shareholders will increase in the future.

As Plazacorp acquires or develops additional properties, it will be subject to risks associated with managing new properties, including tenant retention and mortgage default. Furthermore, in acquiring or developing additional properties, Plazacorp will be subject to the risk of incurring capital costs before ensuring rental revenues will be earned from the project, which may cause lower returns until revenue is generated from tenants. As a result, acquired or developed properties may not meet expectations of operational or financial performance.

Plazacorp’s obligations in respect of properties under construction or development, or which are to be constructed or developed, are subject to risks which include: (i) the potential insolvency of a third party contractor or developer (where the Company is not the contractor or developer); (ii) a third party contractor or developer’s failure to use advanced funds in payment of construction costs; (iii) construction, leasing or other unforeseeable delays; (iv) cost overruns including interest expense; (v) the failure of tenants to occupy and pay rent in accordance with lease agreements, some of which may be conditional; (vi) the incurring of construction costs before ensuring rental revenues will be earned from the project; (vii) the timing for lease-up of newly developed or redeveloped properties; (viii) the rent levels achieved on newly developed or redeveloped space; and (ix) increases in interest rates during the period of the development.

Plazacorp’s operating policy with respect to new developments is to, where possible: (i) enter into fixed price tendered contracts with general contractors; (ii) attempt to obtain appropriate financing as early as possible post-development; and (iii) pre-lease development projects to the extent possible.

Joint Venture Investments

Plazacorp has joint venture investments and may in the future co-invest with third parties through joint ventures.  In any such joint venture, Plazacorp may own less than a controlling interest, may not be in a position to exercise sole decision-making authority regarding the properties owned through joint ventures and may not fully manage those properties.  Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including: (i) the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions, which could result in additional financial demands on Plazacorp to maintain and operate such properties or repay the joint venture partner’s share of property debt guaranteed by Plazacorp or for which Plazacorp will be liable and/or result in Plazacorp suffering or incurring delays, expenses and other problems associated with obtaining court approval of joint venture decisions; (ii) the possibility that joint venture partners may have business interests or goals that are inconsistent with Plazacorp’s business interests or goals and may be in a position to take actions contrary to Plazacorp’s policies or objectives; (iii) the risk that such joint venture partners may, through their activities on behalf of or in the name of, the ventures may expose Plazacorp to liability; and (iv) the need to obtain the joint venture partner’s consent with respect to certain major decisions including the decision to distribute cash generated from such properties or to refinance or sell a property, which could make properties owned through joint ventures more difficult to finance or sell than wholly owned and managed interests.

Any disputes that may arise between Plazacorp and its joint venture partners could result in litigation or arbitration that could increase Plazacorp’s expenses and distract its officers and/or directors from focusing their time and effort on Plazacorp’s business.  In addition, the sale or transfer of interests in certain of the joint ventures and partnerships may be subject to rights of first refusal and certain of the joint venture agreements may provide for buy-sell, put or similar arrangements.  Such rights may be triggered at a time when Plazacorp may not desire to buy or sell but may be forced to do so.  Such rights may also inhibit Plazacorp’s ability to buy or sell an interest in a property or a joint venture within the time frame or otherwise on the basis Plazacorp would like.

Environmental Risk

Environmental legislation and regulations have become increasingly important in recent years. As an owner of interests in real property, Plazacorp is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide that Plazacorp could be, or become, liable for environmental harm, damage or costs, including with respect to the release of hazardous, toxic or other regulated substances into the environment, and the removal or other remediation of hazardous, toxic or other regulated substances that may be present at or under its properties. Further, liability may be incurred by Plazacorp with respect to the release of such substances from Plazacorp’s properties to properties owned by third parties, including properties adjacent to Plazacorp’s properties. The failure to remove or otherwise address such substances, if any, may adversely affect Plazacorp’s ability to sell such property, realize the full value of such property or borrow using such property as collateral security, and could potentially result in claims against Plazacorp by public or private parties by way of civil action.

While Plazacorp addresses non-material environmental issues in the normal course of its business, Plazacorp does not believe that there are any material environmental issues in connection with any of its properties and is not aware of any material non-compliance with environmental laws at any of its properties. Plazacorp is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties.

Plazacorp’s operating policy is to obtain a Phase I environmental site assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property and to have Phase II environmental site assessment work completed where recommended in a Phase I environmental site assessment.  Although such environmental site assessments provide Plazacorp with some level of assurance about the condition of property, Plazacorp may become subject to liability for undetected contamination or other environmental conditions at its properties against which Plazacorp cannot insure, or against which Plazacorp may elect not to insure, which could negatively impact Plazacorp’s financial condition and results of operations and decrease the amount of cash available for paying dividends to shareholders.

Plazacorp intends to make the necessary capital and operating expenditures to comply with environmental laws and address any material environmental issues and such costs relating to environmental matters may have a material adverse effect on Plazacorp’s business, financial condition or results of operation and decrease the amount of cash available for paying dividends to shareholders.

Litigation Risk

From time-to-time, Plazacorp is involved in litigation and claims in relation to its properties. The Company may be required to devote significant resources, including management time and attention, to successfully resolve any disputes or litigation.  Any such resolutions could involve the payment of damages or expenses which may be significant.  In addition, any such resolutions could involve the Company agreeing to certain settlement terms that restrict the operations of its business.  The Company believes that any liability that may arise from current or pending litigation would not have a material adverse effect on Plazacorp’s financial performance.

Potential Undisclosed Liabilities Associated with Acquisitions

Plazacorp expects to acquire properties that are subject to existing liabilities, some of which may be unknown at the time of the acquisition or which Plazacorp may fail to uncover in its due diligence.  Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with the vendor or predecessor entities (that have not been asserted or threatened to date), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business.  Representations and warranties given by third parties to Plazacorp regarding acquired properties may not adequately protect against these liabilities and any recourse against third parties may be limited by the financial capacity of such third parties.  While in some instances Plazacorp may have the right to seek reimbursement against an insurer or another third party for certain of these liabilities, Plazacorp may not have recourse to the vendor of the properties for any of these liabilities.

Availability of Cash Flow, Capital Expenditures and Dividends

Although the Company intends to pay dividends on a quarterly basis, there can be no assurance regarding the amount and frequency of such dividends. Future dividend payments and the level thereof are subject to the discretion of the Directors and will depend upon numerous factors, including profitability, fluctuations in working capital, the sustainability of margins, capital expenditures, the satisfaction of statutory tests imposed by the laws governing Plazacorp for the declaration of dividends and other conditions existing at such future time. The market value of Plazacorp’s shares may deteriorate if the Company is unable to meet market expectations for dividends in the future and that deterioration may be material.

Capital expenditures are incurred in irregular amounts and may exceed actual cash available from operations or recovered from tenants during certain periods. In addition, because of items such as principal repayments, dividend payments may also exceed actual cash available from time to time. Plazacorp may be required to use part of its debt capacity or reduce dividends in order to accommodate such items, and there can be no assurance that funds from such sources will be available on favourable terms, or at all.

Current Economic Conditions

Plazacorp is subject to risks generally incidental to the Canadian real estate, credit, capital and financial markets. Global recessionary economic conditions and global financial liquidity issues may result in interruptions in the credit and capital markets, devaluations of assets directly or indirectly linked to the Canadian real estate finance markets and the concurrent reduction or unavailability of long and short-term liquidity from the capital markets at an economic cost of capital. These conditions could have an adverse effect on Plazacorp and its assets.

Sensitivity to global economic conditions, and their impact in Canada, may negatively affect the income received from Plazacorp’s properties. Inherent illiquidity may limit the Company’s ability to vary its portfolio in response to changes in the global, national and/or local economic conditions and may ultimately prevent the Company from implementing its strategies. Increased vacancy rates and difficulties re-leasing properties, commonly associated with recessionary economic conditions, may occur and may adversely affect the income received from the Company’s real property assets.

Reliance on Anchor Tenants

Plazacorp’s net income could be adversely affected in the event of a downturn in the business or the bankruptcy or insolvency of any anchor store or anchor tenant. Anchor tenants generally occupy large amounts of leasable area, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing significant numbers of customers to a property. A large number of Plazacorp’s properties are single-tenant properties, the largest tenant of which is Shoppers Drug Mart. At December 31, 2012, Shoppers Drug Mart represented approximately 23.5% of monthly gross rents in place. The Company is reliant on the ability of its anchor tenants generally, and in particular on the ability of Shoppers Drug Mart, to meet their financial targets and sustain operations. Only one other tenant currently exceeds 5% of revenues. The closing of one or more anchor stores at a multi-tenant property or the anchor tenant at a single-tenant property, could have an adverse effect on that property. At a multi-tenant property, vacated anchor tenant space tends to adversely affect the entire shopping centre because of the loss of the departed anchor tenant’s power to draw customers to the centre, which in turn may cause other tenants’ operations to suffer and adversely affect such other tenants’ ability to pay rent or perform any other obligations under their leases. Moreover, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises may entitle other tenants of the centre to cease operating from their premises, to a reduction of rent payable under their leases and/or to terminate their leases. No assurance can be given that the Company will be able to quickly re-lease space vacated by an anchor tenant on favourable terms, if at all. If any anchor tenant were to leave a property, the property could be negatively affected, which could have an adverse effect on Plazacorp’s financial condition and results of operations and could decrease the amount of cash available to pay dividends to shareholders.

Economic Stability of Local Markets

Some of Plazacorp’s properties are located in regions where the economy is dominated by a small number of industries with only a few major participants. The economic stability and development of these local markets would be negatively affected if such major industry participants failed to maintain a significant presence in such markets. An economic downturn in these markets may adversely affect revenues derived by tenants of the Company from their businesses and their ability to pay rent to Plazacorp in accordance with their leases. An enduring economic decline in a local market may impact the liquidity of the real property with respect to potential liquidation and/or financing activities, and may affect the ability of Plazacorp to: (i) lease space in its properties; (ii) renew existing leases at current rates; and (iii) derive income from the properties located in such market, each of which could adversely impact the Company’s financial condition and results of operations and decrease the amount of cash available to pay dividends to shareholders.

Specific Lease Considerations

Some of Plazacorp’s properties are leased on a base year or semi-gross basis or otherwise have caps on operating costs. As at December 31, 2012, approximately 57% of the Company’s leased area is tied to a consumer price index cost recovery formula. As a result, Plazacorp will bear the economic cost of increases in certain of the operating costs in such cases to the extent it is not able to fully recover increases in operating costs from these tenants. Although management believes that increases in operating costs at the Company’s properties generally track closely with changes in the consumer price index, unusual increases in operating costs above the consumer price index cost recovery formula could adversely impact Plazacorp’s financial condition and results of operations and decrease the amount of cash available to pay dividends to shareholders.

Ownership of Ground Lease Properties

To the extent the properties in which the Company has or will have an interest are located on leased land, the land leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments which could adversely impact Plazacorp’s financial condition and results of operation and decrease the amount of cash available to pay dividends to shareholders.

Plazacorp has 24 long-term land leases (affecting 23 properties) with total annual rent of $2.7 million. One of the land leases relates to shared parking facilities. The other properties under land lease represent approximately 15% of the Company’s fair value of investment properties and investments. Land leases expire (excluding any non-automatic renewal periods) on dates ranging from 2017 to 2084 with an average life of 45 years, with some of the leases also containing non-automatic renewal options, extending the average life of the leases to 70 years including these non-automatic renewal options. Plazacorp has purchase options on 11 of the 24 land leases (the Company has a right to purchase the freehold interest at fair market value on 9 of the land leases and at a fixed price on two of the land leases).  All land leases with related parties have purchase options. In the event that Plazacorp is unable to buy ground lease properties at the end of the lease or extend the term of the ground lease for whatever reason, including an agreement as to price with the current owner, Plazacorp’s financial results could be adversely affected by the loss of revenue associated with the properties.

Potential Conflicts of Interest

Plazacorp’s Directors, officers and employees will, from time to time, in their individual capacities deal with parties with whom the Company may be dealing, or may be seeking investments similar to those desired by Plazacorp.  The interests of these persons could conflict with those of the Company.  The Company has a committee of independent directors to monitor related party transactions and conflicts of interest.  For a detailed description of Plazacorp’s related party transactions, please refer to the Company’s consolidated financial statements for the year ended December 31, 2012.

Liquidity Risk

Real property equity investments are relatively illiquid. In particular, certain of Plazacorp’s smaller properties that are located in secondary geographic markets may be inherently illiquid. This illiquidity will tend to limit the ability of Plazacorp to vary its portfolio promptly in response to a change in economic or investment conditions. If Plazacorp was required to liquidate its assets, there is a risk that Plazacorp would realize sale proceeds of less than the current book value of its properties and decrease the amount of cash available to pay dividends to shareholders.

Uninsured Losses

There are certain types of risks, generally of a catastrophic nature, such as wars, acts of terrorism or environmental contamination, which are either uninsurable or not insurable on an economically viable basis. Should an uninsured or under-insured loss occur, Plazacorp could lose its investment in, and anticipated profits and cash flows from, the affected property, but Plazacorp would continue to be obliged to repay any recourse mortgage indebtedness on such property.

Plazacorp maintains at all times insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in amounts, with such insurers, and on such terms as the Company and the Directors consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties. A successful claim against Plazacorp not covered by, or in excess of, the insurance coverage could have a material adverse effect on Plazacorp’s business, financial condition or results of operations and dividends. In addition, there can be no assurance that liability coverage will continue to be available on acceptable terms.

Key Personnel

Plazacorp relies on the services of certain key personnel on its executive team, including Earl Brewer, Michael Zakuta, Floriana Cipollone and Jamie Petrie, and the loss of their services could have an adverse effect on the Company. Plazacorp mitigates key personnel risks through ongoing succession planning.

Operational Risk

Operational risk is the risk that a direct or indirect loss may result from an inadequate or failed technology, from a human process or from external events. The impact of this loss may be financial loss, loss of reputation or legal and regulatory proceedings.

Taxation of the Company

If the Company ceases to qualify as a mutual fund corporation under the Tax Act, the income tax considerations for the Company could be materially and adversely different in certain respects.

The constating documents of the Company do not contain limitations on ownership of the Common Shares of the Company. If the Company were found to be established or maintained primarily for the benefit of non-resident persons, the Company would lose its status as a mutual fund corporation for purposes of the Tax Act. The Company does not believe this to be the case.

Changes in Legislation and Administrative Policy

There can be no assurance that certain laws applicable to Plazacorp, including income tax laws, will not be changed in a manner which could adversely affect the value of Plazacorp. In addition, there can be no assurance that the administrative policies and assessing policies of the Canada Revenue Agency will not be changed in a manner that negatively affects shareholders. Such changes could, depending on their nature, benefit or adversely affect Plazacorp.

Dilution

The number of Common Shares and Preferred Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, issue additional Common Shares or Preferred Shares from time to time, and the interests of the holders of such shares may be diluted thereby.

Market for Common Shares and Common Share Prices

As with any other publicly traded security, the value of Common Shares depends on various market conditions that will change from time to time. The market value of the Common Shares is influenced by investor perceptions of Plazacorp’s growth potential and Plazacorp’s current and potential earnings. Consequently, Common Shares may trade at prices that are greater or less than their net asset value. Factors that may affect the market price of Common Shares include, but are not limited to, the following:

•                  general economic conditions;

•                  the market demand for Common Shares;

•                  general reputation of Plazacorp;

•                  the underlying net asset value of Plazacorp’s portfolio;

•                  investor confidence in equity investments generally; and

•                  Plazacorp’s financial performance.

Disclosure Controls and Procedures on Internal Control over Financial Reporting

The Company could be adversely affected if there are deficiencies in disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Deficiencies, including material weaknesses, in internal control over financial reporting which may occur could result in misstatements of the Company’s results of operations, restatements of financial statements, a decline in the Common Share price, or otherwise materially adversely affect the Company’s business, reputation, results of operations, financial condition or liquidity.

DIVIDENDS

Plazacorp has a proven history of dividend growth, having increased its dividend eleven times over the past ten years.  Plazacorp commenced paying a dividend on November 15, 2002.

Plazacorp’s current dividend policy is to pay 22.5¢ per share payable in quarterly payments of 5.625¢ per share.  Dividends are paid to shareholders of record on the record date as determined by the Directors at their discretion based on anticipated future cash flows and the need to retain sufficient cash flow to support the Corporation’s business.   The Corporation is not aware of any contractual restriction that could prevent it from paying dividends.

The following table sets out the dividends paid by Plazacorp during the last ten years:

Calendar Year	Payment per share
2012	21.5¢
2011(1)	20.63¢
2010	19.25¢
2009	18.5¢
2008	17.5¢
2007	15.0¢
2006	12.5¢
2005	10.5¢
2004	8.75¢
2003	8.0¢

(1) Dividend was 5.0625¢ per share (annualized - 20.25¢) for each of the February and May quarterly dividends and 5.25¢ per share (annualized - 21.0¢) for each of the August and November quarterly dividends.

Plazacorp has also declared and paid its first 2013 quarterly dividend on February 15, 2013 of 5.625¢ per share (annualized -  22.5¢ per share).

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan to enable Canadian resident shareholders to acquire additional Common Shares of the Company through the reinvestment of dividends on their Common Shares.  Shares issued in connection with the Dividend Reinvestment Plan are issued directly from the treasury of the Company at a price based on the weighted average closing price of the Common Shares for the 20 trading days immediately preceding the relevant dividend date.  Participants also receive “bonus shares” in an amount equal to 3% of the dividend amount reinvested.

CAPITAL STRUCTURE

Common Shares

Plazacorp is authorized to issue an unlimited number of Common Shares without nominal or par value of which, as at Feburary 28, 2013, 64,075,120 are issued and outstanding as fully paid and non-assessable.

The holders of Common Shares are entitled to dividends if, as and when declared by the Directors (see “Dividends” above).  They are entitled to one vote per share at meetings of the shareholders of Plazacorp and upon liquidation, to receive such assets of Plazacorp as are distributable to the holders of Common Shares.

Subject to the provisions of subsection 33(2) of the New Brunswick Business Corporations Act, each holder of Common Shares may, at his option and in the manner hereinafter provided, require that Plazacorp redeem at any time all or, from time to time, any part of the said Common Shares held by such holder and that Plazacorp pay, for each share to be redeemed, the Retraction Price thereof together with all declared and unpaid dividends thereon.

In the case of redemption of Common Shares, the holder thereof must surrender the certificate or certificates representing such Common Shares at the registered office of Plazacorp or the transfer agent, accompanied by a notice in writing signed by such holder requiring Plazacorp to redeem all or a specified number of the Common Shares represented thereby. As soon as practicable following the receipt of the said notice, but not more than 10 days thereafter, Plazacorp must pay or cause to be paid to the order of the registered holder of the Common Shares to be redeemed, the Retraction Price thereof.  If a part only of the shares represented by any certificate are being redeemed at any time in a fiscal year of Plazacorp, a new certificate for the balance will be issued on or before the end of the fiscal year, at the expense of Plazacorp.

The Retraction Price may be fully paid and satisfied, at the option of Plazacorp, by cash payment or by the issuance by Plazacorp of a promissory note (the “Retraction Note”) which shall bear interest at a rate equal to the prescribed rate of interest calculated pursuant to paragraph 4301c of the regulations promulgated under the Income Tax Act (Canada) in effect at the time of its issue and will mature and be fully repaid at the end of two years after issuance. The terms and conditions of the Retraction Notes will also provide that in all circumstances the Retraction Notes may be prepaid without penalty.

Preferred Shares

Plazacorp is also authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued and outstanding. The preferred shares of each series, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding up of Plazacorp or any other distribution of the assets of Plazacorp among its shareholders for the purposes of winding up its affairs, rank on a parity with the preferred shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares. Unless the Directors otherwise determine in articles of amendment designating a series, holders of shares of a series of preferred shares shall not be entitled to receive notice of or vote at any meeting of shareholders.

Stock Option Plan

The Company has a stock option plan whereby Directors and certain employees of the Company or its affiliates may be granted stock options at an exercise price not less than 100% of the market value on the date of grant.  By rule of a TSX Venture Exchange policy, the Company (and all issuers other than certain prescribed issuers) must maintain a stock option plan, however, the Company has no plans to grant options under the stock option plan in the future and intends to continue to utilize only the restricted share unit plan (described in more detail below) For a more detailed description of the stock option plan, please refer to the Company’s Management Information Circular dated February 28, 2013.

Restricted Share Unit Plan

The Company has a restricted share unit plan whereby Directors, officers and employees of the Corporation may be awarded restricted share units (“RSU”).  On the applicable vesting date, each vested RSU will be exchanged for one Common Share or a lump-sum cash payment calculated by multiplying the number of RSU’s to be redeemed by the volume weighted average closing price of the Common Shares for the five (5) trading days immediately preceding such applicable day.  In addition, each participant in the RSU will receive a distribution of additional RSU’s equal to the amount of dividends paid per Common Share.  These dividend RSUs will be granted immediately following any dividend payment date of the Company and shall vest immediately and be redeemed for either one Common Share for each dividend RSU or a lump-sum cash payment.  For a more detailed description of the restricted share unit plan, please refer to the Company’s Management Information Circular dated February 28, 2013.

Borrowing

The Corporation utilizes a combination of debt financing sources, including operating and development lines of credit, secured long term mortgage debt, secured mortgage bonds, unsecured debentures and convertible debentures.  Upon dissolution or winding-up of the Corporation, the order of dissolution rights are first to secured debt, second to mortgage bonds, third to unsecured debentures and then to Common Shares.

The convertible debentures carry various rights including the following:

(a) adjustments to the conversion price should their be a subdivision, consolidation, stock dividend, issuance of rights, options or warrants to all or substantially all holders of its outstanding Common Shares of the Corporation;

(b) Rights upon Capital Reorganization - If there is a reclassification or other change in the outstanding Common Shares or a change of the Common Shares into other shares or securities or any other capital reorganization of Plazacorp or a consolidation, merger or amalgamation of Plazacorp with or into any other company (any such event being called a “capital reorganization”), any debenture holder who has not exercised his right of conversion prior to the record date of such capital reorganization, shall be entitled to receive  and shall accept, for the same aggregate consideration, upon the exercise of the right to convert at any time after such record date, in lieu of the number of  Common Shares to which he was theretofore entitled upon such exercise, the kind and amount of shares or other securities of Plazacorp or of the corporation resulting from the capital reorganization that the debenture holder would have been entitled to receive as a result of such capital reorganization if, on such record date, he had been the holder of record of the number of Common Shares to which he was theretofore entitled upon conversion, and such shares or other securities shall be subject to adjustment thereafter in accordance with provisions which are the same, as nearly as may be possible, provided that no such capital reorganization shall be implemented unless all necessary steps have been taken so that the debenture holders shall be entitled to receive the kind and amount of shares or other securities of Plazacorp or of the corporation resulting from the capital reorganization as provided above;

(c) Rights upon Change of Control - Within thirty (30) days following a change of control, Plazacorp shall make an offer (the “Change-in-Control Offer”) to purchase all outstanding debentures at a price equal to one hundred and one percent (101% ) of the principal amount thereof plus accrued and unpaid interest thereon (the “Debenture Offer Price”).  If ninety percent (90%) or more of the aggregate principal amount of the debentures outstanding on the date of the giving of the notice of the change of control have been tendered to Plazacorp pursuant to the Change-in-Control Offer, Plazacorp will have the right to redeem all of the remaining debentures at the Debenture Offer Price.

Credit Facilities & Mortgages

Below is a summary of the operating and development credit facilities at December 31, 2012 and December 31, 2011.

(000s)	$10.0 Million Operating	$20.0 Million Development	$15.0 Million Development
December 31, 2011	$—	$—	$—
Net Change	3,647	4,912	5,094
December 31 , 2012	$3,647	$4,912	$5,094
Interest rate	Prime + 1.00% or BA + 2.50%	Prime + 1.00% or BA + 2.75%	Prime + 1.00% or BA + 2.50%

Maturity	November 30, 2013	July 31, 2013	July 31, 2013
Security	First charges on pledged property	First charges on applicable pledged development properties	First charges on applicable pledged development properties
Other terms	Debt service, interest coverage, occupancy & equity maintenance covenants	Debt service, occupancy, leverage & equity maintenance covenants	Debt service, interest coverage, occupancy & equity maintenance covenants
Line reservations available for letters-of-credit	$2.0 million	$1.5 million	$500 thousand
Issued and outstanding	$137 thousand	—	—

Funding is secured by first mortgage charges on properties or development properties as applicable.  The Company must maintain certain financial ratios to comply with the facilities.  These covenants include loan-to-value, debt service coverage, maximum leverage, interest coverage, occupancy and shareholder equity thresholds.

At December 31, 2012 all debt covenants in respect of the above facilities have been maintained.

The total mortgages payable, including development lines of credit at December 31, 2012 and December 31, 2011 were as follows:

	Rate	Weighted	Maturity	December 31,	December 31,
(000s)	Range	Average	Dates	2012	2011
Fixed rate loans	4.21% - 7.97%	5.78%	Up to June 2031	$248,097	$250,077
Less: unamortized finance charges				(2,638)	(3,153)
Total net fixed rate loans				245,459	246,924
Variable rate loans:
- $20 million development facility	Prime plus 1.00% or BA plus 2.75%		July 31, 2013	4,912	—
- $15 million development facility	Prime plus 1.00% or BA plus 2.50%		July 31, 2013	5,094	—
- $4 million secured construction loan	Prime plus 1.25%		June 30, 2013	3,259	—
Less: unamortized finance charges				(87)	(70)
Total net variable rate loans				13,178	(70)
Net mortgages payable				258,637	246,854
Impact of interest rate swaps				385	433
Total mortgages payable				$259,022	$247,287

The Company’s strategy is to balance maturities and terms on new debt with existing debt maturities to minimize maturity exposure in any one year and to reduce overall interest costs.  Maintaining or improving the average cost of debt will be dependent on market conditions at the time of refinancing.  Plazacorp’s debt strategy involves maximizing the term of long-term debt available based on the tenant profiles for the assets being financed, at current market rates, in order to stabilize cash flow available for reinvestment and dividend payments.

The Company’s use of floating-rate debt has generally been limited to assets under development or redevelopment.  At December 31, 2012, fixed-rate debt represents 93.6% of mortgages placed on investment properties. Management is of the view that such a strategy results in the most conservative interest rate risk management practice.

Mortgage Bonds, Debentures and Convertible Debentures

The Corporation has the following mortgage bonds and convertible debentures outstanding at December 31, 2012 and December 31, 2011 (in 000’s):

Series	December 31, 2012	December 31, 2011	Interest Rate	Conversion Price	Company’s Next Redemption Date	Maturity Date (s)
Mortgage Bonds
Series IV	—	3,000	7.5%	N/A	—	June 30, 2012
Series V	1,185	1,185	8.0%	N/A	—	June 4, 2016
Series VI	900	900	5.25%	N/A	—	February 24, 2016
Series VII	—	3,000	7.0%	N/A	—	May 31, 2012
Subtotal	2,085	8,085

Convertible Debentures (at face value)
Series V	—	11,482	8.0%	$3.40	October 14, 2012	October 14, 2014
Series VI	16,695	18,440	7.5%	$3.80	March 31, 2013	March 31, 2015
Subtotal	16,695	29,922

Mortgage bonds are required to be secured by either property or cash.  Mortgage bonds can be deployed up to 90% of the cost of a property under a first or second charge on that property.  If it is a second charge, the total debt, including mortgage bonds, cannot exceed 90%.

The Corporation’s estimated payments on account of principal for the mortgages, development lines of credit, mortgage bonds, bank operating line and convertible debentures at December 31, 2012 are as follows:

	Year 1 2013	Year 2 2014	Year 3 2015	Year 4 2016	Year 5 2017	After 5 Years	Face Value Total
Mortgages — Periodic Principal Payments	$4,435	$3,963	$3,742	$3,620	$3,149	$17,277	$36,186
Mortgages — Due at Maturity (1)	29,933	19,286	13,968	27,620	21,547	103,201	215,555
Development Lines of Credit	10,006	—	—	—	—	—	10,006
Mortgage Bonds Payable	—	—	—	2,085	—	—	2,085
Bank Operating Line	3,647	—	—	—	—	—	3,647
Convertible Debentures	—	—	16,695	—	—	—	16,695
Total	48,021	23,249	34,405	33,325	24,696	120,478	284,174

(1)         Includes interest rate swaps.

2013 Debt and Equity Financing Activity

From January 1, 2013 to the date of this AIF, Plazacorp completed the following financing activities:

•                  On February 26, 2013, the Company closed Tranche A of a private placement of Unsecured Debentures for $1.585 million.  The Debentures have a term of 5 years and an interest rate of 5.0%.  Tranche B in the maximum amount of $2.415 million is expected to close on or about April 15, 2013.  The funds will be used to provide general financing to the Company: (i) to match a loan provided to a vendor/major retailer as part of the Company’s purchase of development lands located in an important retail node in Dieppe, NB; (ii) for acquisitions currently under contract subject to due diligence located in Quebec; and (iii) for general working capital purposes.

•                  $233 thousand in Series VI convertible debentures were converted to 61,313 Common Shares.

•                  The Company paid its regular quarterly cash dividend of $0.05625 per Common Share for a total of $3.4 million on February 15, 2013 and 33 thousand Common Shares were issued at a purchase price of $4.92 per Common Share for a total of $161 thousand under the Dividend Reinvestment Plan.

•                  In February 2013, in connection with the regular quarterly cash dividend, the Company issued dividend RSUs to employees in accordance with the restricted share unit plan, resulting in 1,038 Common Shares being issued at a price of $4.98 per Common Share for those dividend RSUs redeemed for Common Shares, and $2,036 being paid for those dividend RSUs redeemed for cash.

MARKET FOR SECURITIES

The Common Shares of Plazacorp are listed and posted for trading on the TSX Venture Exchange and trade under the stock symbol “PLZ”.

The following chart describes the monthly trading range and volume of Plazacorp’s Common Shares on a monthly basis during the 2012 fiscal year and commencement of 2013 fiscal year:

Date	High	Low	Close	Volume Traded
January 2012	5.00	4.41	4.85	191,965
February 2012	5.00	4.53	4.75	312,259
March 2012	4.95	4.60	4.70	149,289
April 2012	4.71	4.45	4.50	71,412
May 2012	4.95	4.55	4.60	285,735
June 2012	4.79	4.55	4.75	112,299
July 2012	4.95	4.60	4.95	184,718
August 2012	5.05	4.70	4.90	215,022
September 2012	4.99	4.74	4.80	323,386
October 2012	5.25	4.70	4.87	295,736
November 2012	5.25	4.85	4.98	193,812
December 2012	5.05	4.82	4.95	123,625
January 2013	5.22	4.95	5.09	248,608
February 2013	5.09	4.92	4.95	153,593

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The names, municipality and country of residence, positions held with Plazacorp and principal occupations within the previous five years of the current Directors and executive officers of Plazacorp are set forth in the table below.

Directors	Position Presently Held with Plazacorp	Principal Occupation	Director Since
Edouard F. Babineau, Charlottetown, Prince Edward Island, Canada (1)(2)	Director

President and CEO of Babineau Holdings Ltd. (a holding company), President and CEO of Prince Edward Island Capital Inc.(a venture capital fund) and shareholder and director in various other business ventures.

April 21, 2004

Earl A. Brewer, Fredericton, New Brunswick, Canada	Chairman and Director

Chairman, Plazacorp Retail Properties Ltd., Plaza Group Management Limited and Plaza Atlantic Ltd. Principal and Secretary-Treasurer of TC Land Limited Partnership (a privately owned real estate partnership)

February 2, 1999

Richard Hamm, Toronto, Ontario, Canada (1)	Former President and CEO and Director

Partner, BristolGate Capital Partners Inc (a registered portfolio and investment fund manager). and Principal of Stepp Three Holdings Ltd. (a consulting and advisory business). Formerly President and Chief Executive Officer of Plazacorp Retail Properties Ltd until April 20, 2005.

February 2, 1999

Stephen Johnson, Toronto, Ontario,Canada (2)	Director	President and CEO of Canadian Real Estate Investment Trust.	February 2, 1999

Denis Losier, Moncton, New Brunswick, Canada (1)	Director

President and Chief Executive Officer of Assumption Mutual Life Insurance Company of Moncton. (September 1, 1994 to Present) and Chairman of Assumption Life’s subsidiaries and Louisbourg Investments (an investment management and financial planning firm). Also a Board member of Canadian National Railway, Enbridge Gas New Brunswick Limited Partnership, Security and Intelligence Review Committee, Canadian Blood Services and Chair of Invest NB.

April 5, 2007

Barbara Trenholm, Fredericton, New Brunswick, Canada (1) (2)	Director	Professor emerita in the Faculty of Business Administration at the University of New Brunswick, President and Owner of Tantramar Management Ltd. Board member of Atomic Energy of Canada.	March 1, 2005

Michael A. Zakuta, Beaconsfield, Quebec, Canada	President & CEO and Director

President and Chief Executive Officer of Plazacorp Retail Properties Ltd., Plaza Group Management Limited and Plaza Atlantic Litd. Principal and President of TC Land Limited Partnership (a privately owned real estate parntership). Real estate developer and entrepreneur since 1986 through various private companies of which he is a principal shareholder and officer.

February 2, 1999

Floriana Cipollone Mississauga, Ontario, Canada	Chief Financial Officer

Chief Financial Officer of Plazacorp Retail Properties Ltd. since September 1, 2010. Previously, Chief Financial Officer of Charter REIT (a publicly traded real estate investment trust) from 2007 to 2010. Prior to that, Vice President, Corporate Planning & Strategy at O&Y Properties Corporation and Vice President, Finance at O&Y Real Estate Investment Trust (both were publicly traded real estate entities).

N/A

James Petrie, Fredericton, New Brunswick, Canada	Vice President & General Counsel	Vice President and General Counsel since August 20, 2009. Previously, Secretary and Corporate Counsel of Plazacorp Retail Properties Ltd. since 2004.	N/A

Kimberly Strange, Fredericton, New Brunswick, Canada	Secretary & Corporate Counsel	Secretary and Corporate Counsel of Plazacorp Retail Properties since June 2, 2010. Previously Corporate Counsel of Plazacorp Retail Properties Ltd since 2007.	N/A

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) At the date of this AIF, the Directors and executive officers of Plazacorp beneficially own or have control or direction over 26,646,862 Common Shares representing 41.59% of the number of issued and outstanding Common Shares.  In addition, the Directors and executive officers of Plazacorp beneficially own various series of Convertible Debentures which may be convertible to 360,526 Common Shares at any time.

Each Director of Plazacorp will hold office until the close of next annual meeting of shareholders of Plazacorp or until such Director’s successor is duly elected or appointed.

Committees

Audit Committee

The Audit Committee was established by the Directors for the purpose of fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to i) the financial reporting process, ii) systems of internal accounting and financial controls, iii) identifying and monitoring the management of principal risks that could affect the integrity of Plazacorp’s financial reporting, iv) the appointment and communication with the external auditor, including oversight of its work and monitoring its independence and v) Plazacorp’s compliance with legal and regulatory requirements with respect to financial reporting matters.  The Audit Committee must maintain a written charter setting out the Audit Committee’s mandate and responsibilities and it must assess the adequacy of the charter on an annual basis and recommend any changes to the Directors.

More information on the Audit Committee and its composition is contained in Schedule “A” - Form 52-110 FI - Audit Committee Information Required in an AIF.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee was established by the Directors in order to assist the Directors in establishing the governance and compensation guidelines within which the Corporation carries out its responsibilities.  The purpose of the Corporate Governance  and Compensation Committee is to develop, define and evaluate the process and structure used to supervise the business and affairs of Plazacorp.  This provides accountability of the Directors and management to Plazacorp’s shareholders and other stakeholders.  The Corporate Governance and Compensation Committee must maintain a written charter setting out the Corporate Governance and Compensation Committee’s mandate and responsibilities and it must assess the adequacy of the charter on an annual basis and recommend any changes to the Directors. The Corporation’s Corporate Governance and Compensation Committee charter was most recently reviewed and updated by the Board of Directors on November 9, 2012 and can be found on the Corporation’s website at www.plaza.ca or on SEDAR at www.sedar.com and is incorporated herein by reference.  The Corporation will promptly provide a copy of this charter free of charge to a security holder of the Corporation upon request to the Corporate Secretary.

The Corporate Governance and Compensation Committee must also:

•                  assess the adequacy of the Board mandate on an annual basis and recommend any suggested changes to the Directors;

•                  assess the adequacy of Plazacorp’s Code of Business Conduct and Ethics on an annual basis and recommend any suggested changes to the Directors;

•                  assess the adequacy of Plazacorp’s Disclosure Policy on an annual basis and recommend any suggested changes to the Directors;

•                  act as the nominating committee for Plazacorp and annually review, approve and recommend to the Directors, the nominees for election or re-election to the Board;

•                  act as the compensation committee for Plazacorp and in that capacity its responsibilities include, but are not limited to: (i) annual review and approval of the compensation for the Directors; (ii) review and approval and reporting to the Board, the compensation for the Chief Executive Officer, the Chairman of the Board and any other of the Corporation’s Named Executive Officers (as defined in CSA Form 51-102F6); (iii) review and approving recommendations in respect of any incentive compensation plans, including equity-based plans of the Corporation and amendments to such plans as applicable; (iv) developing and annually reviewing the position descriptions for the Chairman of the Board, the Chair of each Board committee, and reviewing the performance of the Chief Executive Officer as well as his roles and responsibilities on an annual basis; (v) reviewing, prior to any public disclosure, the executive compensation disclosure included in the Corporation’s annual management information circular; and (vi) discussing, no less than every two (2) years, succession planning with the Chief Executive Officer and the Chairman of the Board (done by the Chair of the Corporate Governance and Compensation Committee who reports back to the Corporate Governance and Compensation Committee);

•                  review with the Board, the appropriate skills and characteristics required of Board members; and

•                  review the results of an assessment questionnaire completed by each Board member containing his/her views regarding the functionality, effectiveness and contribution of the Board and any committee during the year.

The Corporate Governance and Compensation Committee consists of as many members as the Directors may determine, but in no event fewer than three Directors.  In addition, each member must be considered an “independent” Director under appropriate securities law.

Cease Trade Orders and Bankruptcies

To the knowledge of Plazacorp, none of the Directors is or, in the past 10 years has been, a director, chief executive officer or chief financial officer of any issuer that, (a) while the person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days,  or (b) was subject to an order described in (a)  that was issued after that person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while the person was acting in that capacity.

To the knowledge of Plazacorp, none of the Directors (a) is, or has been within the past 10 years, a director or executive officer of any issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver/manager or trustee appointed to hold its assets, or (b) has made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver/manager or trustee appointed to hold the assets of the person, except for Richard Hamm who was Chairman and a director of Vivacorp Properties et al. which filed for bankruptcy in 2008.

CONFLICTS OF INTEREST

Earl Brewer and Michael Zakuta indirectly control some of the general partners of the limited partnerships in which Plazacorp has an ownership interest, either directly or indirectly.

Earl Brewer and Michael Zakuta indirectly control TC Land Limited Partnership which leases nine parcels of land to Plazacorp. The land leases expire at various times from October 2043 to November 2047, subject to options to renew or purchase.  The business purpose of the leases was to enhance Plazacorp’s levered equity returns on the applicable assets.

Earl Brewer and Michael Zakuta directly or beneficially, through companies they control, hold interests in common with the Company’s 25% interest in the Gateway Mall, Sussex, NB

Earl Brewer and Michael Zakuta hold interests in common with the Company’s 10% interest in Northwest Plaza Commercial Trust, the owner of Northwest Centre, Moncton, NB.

Plazacorp has notes payable of $261 thousand (December 31, 2011 - $261 thousand) that are owed to parties controlled directly or indirectly by Michael Zakuta.  The non-interest bearing notes existed at the time of acquisition of properties in September, 2000 and are repayable on sale or refinancing of the related asset.

On July 1, 2011 as part of the internalization of property and corporate management, PGML entered into an aircraft operating agreement with Plaza Atlantic Limited, a company owned by Earl Brewer and Michael Zakuta, with respect to the use and operation of a turbo-prop airplane, used from time to time by PGML and Plazacorp to facilitate more timely access to properties across the Corporation’s portfolio mainly for construction and development.

PGML is a party to an office lease for Plazacorp’s corporate headquarters in Fredericton, New Brunswick.  The owner of the office building (and counter party to the office lease) is a company indirectly owned by Michael Zakuta and Earl Brewer.  The lease expires March 31, 2014.

PGML manages certain properties owned directly or indirectly by Michael Zakuta and Earl Brewer, namely 527 Queen Street, Fredericton, NB and 271 Queen Street, Fredericton, NB.

Some of the officers and Directors of Plazacorp will participate and will continue to participate in similar lines of business within the real estate industry on their own behalf and on behalf of other corporations and entities. If any conflicts arise whereby the officers or Directors have an interest in companies or in business activities which are in competition with the business of Plazacorp, such conflicts will be subject to and governed by Plazacorp’s Code of Business Conduct and Ethics  and the New Brunswick Business Corporations Act.

LEGAL PROCEDINGS AND REGULATORY ACTIONS

Plazacorp is exposed to various litigation and claims that arise from time to time in the normal course of business.  These actions generally fall within Plazacorp’s property insurance coverage.   During the fiscal year ended December 31, 2012, Plazacorp was not the subject of, or was a party to, any material legal proceedings.

During the fiscal year ended December 31, 2012, Plazacorp has not been subject to any penalties or sanctions imposed by a court or regulatory authority nor have any settlement agreements been entered into in respect thereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or officers of Plazacorp, and no associate or affiliate of them, has or is engaged in any material transactions that materially affects Plazacorp other than:

1.                                      Directors and officers of Plazacorp own certain mortgage bonds, unsecured debentures or convertible debentures of Plazacorp;

2.                                      Plazacorp has entered into various land leases on nine parcels of land with TC Land Limited Partnership, an entity indirectly owned and controlled by Earl Brewer and Michael Zaktua. (see “Conflicts of Interest”);

3.                                      Plazacorp has notes payable of $261 thousand (December 31, 2011 - $261 thousand) that are owed to parties controlled directly or indirectly by Michael Zakuta.  The non-interest bearing notes existed at the time of acquisition of properties in September 2000 and are repayable on sale or refinancing of the related asset;

4.                                      As part of the internalization of property and corporate management, PGML entered into an aircraft operating agreement with Plaza Atlantic Limited, a company owned by Earl Brewer and Michael Zakuta, with respect to the use and operation of a turbo-prop airplane, used from time to time by PGML and Plazacorp to facilitate more timely access to properties across the Corporation’s portfolio mainly for construction and development;

5.                                      PGML manages certain properties owned directly or indirectly by Michael Zakuta and Earl Brewer, namely 527 Queen Street, Fredericton, NB and 271 Queen Street, Fredericton, NB; and

6.                                      PGML is a party to an office lease for Plazacorp’s corporate headquarters in Fredericton, New Brunswick.  The owner of the office building and counter-party to the lease is a company indirectly owned by Michael Zakuta and Earl Brewer.   The lease expires March 31, 2014.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of Plazacorp is Canadian Stock Transfer Company Inc. as the Administration Agent for CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business such as leases with tenants and other agreements, there are no other contracts entered into by Plazacorp, which are material to investors.

EXPERTS

The Consolidated Financial Statements of Plazacorp as at and for the year ended December 31, 2012 and December 31, 2011 have been audited by KPMG LLP Chartered Accountants, who are independent of Plazacorp within the meaning of the Rules of Professional Conduct of the New Brunswick Institute of Chartered Accountants.

ADDITIONAL INFORMATION

Additional information regarding Plazacorp, including Directors’ and officers’ compensation, principal holders of Plazacorp securities and options to purchase Common Shares is contained in Plazacorp’s Management Information Circular with respect to the Annual and Special Meeting of Shareholders to be held on Wednesday April 17, 2013.  Additional financial information can also be found in Plazacorp’s annual report which contains the Consolidated Financial Statements and the Management’s Discussion and Analysis for the fiscal year ended December 31, 2012.  Additional information relating to Plazacorp is available and may be found on SEDAR at www.sedar.com or from Plazacorp’s Corporate Secretary at 506-451-1826.

Schedule “A” — Form 52-110 F1

Audit Committee Information Required in an AIF

Audit Committee Charter

The Audit Committee Charter was most recently reviewed and approved by the Directors on November 9, 2012.  The Charter is available on Plazacorp’s web site, on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary at 506-451-1826.

As a “venture issuer” (as defined in National Instrument 52-110), the Corporation is exempt from the requirements of such Instrument relating to the composition of the Audit Committee and reporting obligations of non-venture issuers.  However, the Board of Directors nevertheless believes that it complies with these requirements related to composition of the Audit Committee.  The Corporation has not relied upon exemptions under Section 2.4 or Part 8 of the Instrument.

Composition of the Audit Committee

The Audit Committee consists of:

Barbara Trenholm (Chair)

Denis Losier (Member)

Richard Hamm (Member)

Edouard Babineau (Member)

All members of the Audit Committee are independent and financially literate (as defined in National Instrument 52-110).

Relevant Education and Experience

Barbara Trenholm

Barbara Trenholm, the Committee’s Chair, taught accounting full-time at the undergraduate and graduate levels at the Faculty of Business Administration, University of New Brunswick (UNB) from 1980 — 2008.  In 2009, she was honoured on retirement by the University as a professor emerita and continues to teach part-time at UNB.  Ms Trenholm has served on a number of boards of directors over the years and is a member of several audit committees, many of which she has chaired.  She has also chaired and/or served on pension and risk management committees.  She is the President and owner of Tantramar Management Ltd.  She holds a Bachelor of Commerce, an MBA, an FCA (fellow of the New Brunswick Institute of Chartered Accountants), and has taken a number of governance courses over the years.

Denis Losier

Mr. Losier is the President and CEO of Assumption Mutual Life Insurance Company of Moncton (September 1, 1994 to present), Chairman of Assumption Life’s subsidiaries and Louisbourg Investments.  Mr. Losier held various cabinet-level positions with the Government of the Province of New Brunswick from 1989 — 1994.  He is a Director and Chair of the Audit Committee of Canadian National Railway Company and a director of Enbridge Gas New Brunswick Limited Partnership.  Mr. Losier also sits on the Board of a number of associations and groups including, the Security and Intelligence Review Committee, Canadian Blood Services and is Chair of Invest NB. Mr. Losier is also a past director and past Chair of the Corporate Governance Committee of NAV Canada.  Mr. Losier holds a Master of Economics degree from the University of Western Ontario.

Richard Hamm

Mr. Hamm is presently a partner of BristolGate Capital Partners Inc. and principal of Stepp Three Holdings Ltd., a private investment management company.  Previously, Mr. Hamm held many executive positions in the financial services industry in Canada and has been involved in the real estate development business since 1996. He is a former President and CEO of Plazacorp (2002 — 2005).  Mr. Hamm holds a Bachelor of Commerce (Honours) degree from Queen’s University.

Edouard Babineau

Mr. Babineau is currently President and CEO of Babineau Holdings Ltd., as well as President and Director of PEI Capital Inc., a venture capital company.  He is also a shareholder and director in various other business ventures including real estate development (housing).  His extensive business experience includes President and owner of Babineau Fisheries Ltd., Souris Seafoods Ltd., International Seafoods Ltd. and Northumberland Seafoods Ltd. (an international marketing company).  He has served two terms of three years each as President of the Seafood Processors Association of Prince Edward Island, as well as sitting as a Governor on the Board of Holland College in Prince Edward Island for six years, where he was a member of the Finance Committee and the Pension Committee.  Mr. Babineau currently serves as a Director of Holland College Foundation. Mr. Babineau is a former Chair of Plazacorp’s Audit Committee and is the current Chair of Plazacorp’s Corporate Governance and Compensation Committee.  Mr. Babineau has taken  accounting courses at Holland College, as well as an Audit Committee Chair course presented by KPMG in Halifax, Nova Scotia in 2005.  In all of his positions, Mr. Babineau has been directly involved in reviewing financial statements and financial information of complex organizations, both for profit and not-for-profit.

Audit Committee Pre-Approval Policy

Plazacorp and its subsidiaries will not engage its auditors for any prohibited service as defined by regulation. The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

A.                                     Audit Services

The Audit Committee will approve and recommend that the shareholders appoint a firm as the Corporation’s auditor at each annual general meeting.  The Audit Committee will pre-approve all Audit Services through the Audit Committee’s review of the auditor’s annual audit plan.

B.                                     Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Annually, the Audit Committee updates a list of pre-approved services and pre-approves services that are recurring or otherwise reasonably expected to be provided. The Audit Committee is informed quarterly of the services on the pre-approved list for which the auditor has been actually engaged. Any additional requests for pre-approval will be addressed on a case-by-case, specific engagement basis as described below.

Any Plazacorp employee requiring a service from the Auditor will submit the request to the Chief Financial Officer of Plazacorp.  The request for service includes a description of the service, the estimated fee, a statement that the service is not a Prohibited Service (as such term is defined in Plazacorp’s pre-approval policy) and the reason the auditor is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $20,000, recommendations in respect of each engagement will be submitted by the Chief Financial Officer to the Chair of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chair.

For services where the aggregate fees are estimated to be greater than $20,000, recommendations in respect of each engagement will be submitted by the Chief Financial Officer to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

At each Audit Committee Meeting, the Auditor will confirm either verbally or in writing all non-audit services performed since the last Audit Committee Meeting.

Auditor Fees — Fiscal Year Ended December 31, 2012 and December 31, 2011

The fees billed by KPMG LLP to Plazacorp are as follows:

	2012	2011
Audit Fees (1)	$190,287	$198,578
Audit Related Fees	63,250	0
Tax Fees	3,000	20,270
All Other Fees (including, prospectus, translation, accounting policy reviews, transaction assistance and IFRS)	8,295	244,181
TOTAL	$264,832	$463,029

(1) Audit fee includes accrual for 2012